Exhibit 99.3

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001 AND FOR
THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

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ESPÍRITO SANTO FINANCIAL GROUP SA

REPORT OF INDEPENDENT ACCOUNTANTS

Audit

31 Allée Scheffer	Téléphone +352 22 51 51 1	Internet www.kpmg.lu
L-2520 Luxembourg	Téléfax +352 22 51 71	E-mail audit@kpmg.lu

Auditors’ Report

To the
Shareholders of

Espírito Santo Financial Group SA

We have audited the accompanying consolidated balance sheet of Espírito Santo Financial Group SA (“ESFG” or the “Company”) as of December 31, 2002 and the related consolidated statements of income, cash flows and changes in shareholders’ equity and the respective notes to the financial statements for the year then ended. Our audit was performed in accordance with International Standards on Auditing.

Responsibility of Management and Auditors

These financial statements are the responsibility of the Board of Directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of opinion

International Standards on Auditing require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Espírito Santo Financial Group SA as at December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in Portugal as referred to in Note 2 to the financial statements.

Emphasis

Without qualifying our opinion expressed in the previous paragraph we draw attention to the following:

We were appointed as auditors of ESFG in July 2002 to perform the audit of the consolidated financial statements for the year ending December 31, 2002. The comparative figures for the year ended December 31, 2001 are presented in compliance with the requirements of the generally accepted accounting principles in Portugal and were subject to an audit performed by another auditor, who issued an unqualified audit report dated May 8, 2002.

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That report included the following emphases of matter which have been updated where appropriate:

•
In 2001, with the authorization of the Bank of Portugal, Banco Espírito Santo S.A., a subsidiary company of ESFG, accounted for the curtailment losses related to early retirements occurring in that period amounting to 66.8 million euros and the unrecognised prior service costs amounting to 33.8 million euros as a charge against Share Premium. The effect on the consolidated financial statements of the Group was to reduce the consolidated shareholders equity by 32.3 million euros, corresponding to the amount of ESFG’s indirect ownership of BES’s share capital at December 31, 2001. This accounting treatment did not apply to 2002.

•
At December 31, 2001, the strategic investment in PT Multimédia, SGPS, S.A., held by Banco Espírito Santo S.A., was carried at cost in the balance sheet, following the rules of the Bank of Portugal in place at that time. This cost was above the respective market price by approximately 198 million euros. Following the issuance of Regulation 4/2002 in June 2002, under which the Bank of Portugal established the basis for the provisioning of the unrealised losses associated with the strategic investments held by financial institutions, Banco Espírito Santo S.A. provided for an amount of 15.3 million euros, corresponding to the part of the unrealised losses of the investment in PT Multimédia, SGPS, S.A., determined as at December 31, 2002 in accordance with the transitional provisions of the referred Regulation. The effect of the application of Regulation 4/2002 is disclosed in Note 7 to the financial statements.

•
During 2001, with the agreement of the Instituto de Seguros de Portugal (the Insurance Regulator), Tranquilidade, a subsidiary of ESFG, charged 15 millions euros against retained earnings related to the increase in the mathematical reserves for workers compensation, as a result of changes in actuarial assumptions introduced by the Insurance Regulator in 2000, which were required to be utilized by the end of the financial year 2001. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2001 was 10 million euros.

Luxembourg, May 12, 2003	KPMG Audit
Réviseur d’Enterprises

D.G. Robertson

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		December 31,

	Notes	2001	2002

		(In millions of Euro)
ASSETS
Cash and due from banks	3	2 028.6	1 815.2
Interest-earning deposits with banks	3	3 497.2	4 929.7
Trading account securities	4	625.6	483.3
Investment securities	5	8 292.2	7 947.7
Loans and advances to customers	6	26 037.8	27 199.5
Allowance for loan losses	6	(637.4)	(782.6)
Other equity holdings	7	754.3	808.4
Accrued interest income		262.9	252.6
Property and equipment, net	8	529.8	527.6
Other assets	9	1 357.5	2 407.2

TOTAL ASSETS		42 748.5	45 588.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits from banks	12	3 698.4	3 977.0
Demand deposits	10 and 12	6 656.9	6 832.2
Time deposits	10 and 12	12 020.7	12 383.4
Securities sold under repurchase agreements	12	761.9	1 536.3
Other short-term borrowings	11 and 12	1 929.3	1 433.5
Insurance reserves	13	4 501.1	4 977.5
Accrued interest and other liabilities	14	1 132.1	1 088.6
Corporate borrowings and long-term debt	15	10 038.8	10 983.1
Convertible bonds	16	199.5	307.3

TOTAL LIABILITIES		40 938.7	43 518.9

MINORITY INTERESTS	17	1 716.8	2 029.4

SHAREHOLDERS’ EQUITY
Ordinary shares, EUR 10 par value; 100 000 000 shares authorised (2001: 100 000 000) 47 908 555 shares issued and outstanding (2001: 47 908 555)	18	479.1	479.1
Treasury shares, at cost	18	(73.1)	(35.9)
Retained earnings and reserves	18	(326.8)	(407.8)
Accumulated other comprehensive income	18	13.8	4.9

TOTAL SHAREHOLDERS’ EQUITY		93.0	40.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		42 748.5	45 588.6

Commitments, contingencies and derivative and other financial instruments with off-balance sheet risk (Note 31).

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,

	Notes	2000	2001	2002

		(In millions of Euro)
INTEREST INCOME
Interest on loans		1 267.0	1 631.3	1 489.6
Interest and dividends on securities:
Trading securities		11.7	28.0	98.0
Investment securities		266.4	242.0	180.5
Other interest income		200.3	244.6	119.6

Total interest income		1 745.4	2 145.9	1 887.7

INTEREST EXPENSE
Interest on deposits		705.6	859.9	524.1
Interest on securities sold under repurchase agreements		22.7	28.2	41.9
Interest on other short-term borrowings		116.3	95.0	47.5
Interest on corporate borrowings and long-term debt		255.1	402.4	438.3
Interest on convertible bonds		—	1.3	12.9

Total interest expense		1 099.7	1 386.8	1 064.7

NET INTEREST INCOME		645.7	759.1	823.0
Provisions for loan losses	6	(135.2)	(143.1)	(231.8)

Net interest income after provision for loan losses		510.5	616.0	591.2

OTHER INCOME
Fee and commission income		315.3	295.4	297.5
Net trading account profits (losses)		31.0	(2.3)	(47.3)
Net investment securities gains (losses)		31.7	(50.9)	(30.2)
Insurance revenues	20	1 525.2	1 348.9	1 219.0
Net gains on foreign currency transactions		113.1	147.1	216.5
Other operating income	21	119.2	132.8	152.4

Total other income		2 135.5	1 871.0	1 807.9

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME — Continued

		Years ended December 31,

	Notes	2000	2001		2002

		(In millions of Euro, except for earnings per share)
OTHER EXPENSES
Salaries and benefits	22	361.3	439.7		441.8
Occupancy costs		62.6	53.9		55.2
Insurance benefits and claims	23	1 302.5	1 161.4		1 053.1
Insurance underwriting and related expenses		77.6	113.4		230.3
Depreciation	8	59.0	62.9		65.6
Amortisation		70.9	82.7		93.3
Other expenses	24	291.2	343.4		342.4

Total other expenses		2 225.1	2 257.4		2 281.7

Income before income taxes and minority interests		420.9	229.6		117.4
Income taxes	25	(74.6)	(49.4)		(14.2)
Minority interests in income of consolidated subsidiaries		(241.7)	(169.4)		(146.4)
Income/(losses) in associated undertakings		1.7	0.2		(1.9)

NET INCOME (LOSS)		106.3	11.0		(45.1)

NET INCOME (LOSS) PER SHARE
Basic	26	2.42	0.25		(1.04)
Diluted	26	2.42	0.25	(1)	(1.04	)(1)
Weighted average number of shares outstanding:
For basic earnings per share	26	43 943 526	44 253 510		43 253 371
For diluted earnings per share	26	43 943 526	44 253 510	(1)	43 253 371	(1)

(1)	Convertible bonds interest and obtainable shares are excluded from the calculation due to anti-dilutive effect (see Note 26).

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,

	Notes	2000	2001	2002

		(In millions of Euro)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		106.3	11.0	(45.1)
Adjustments to reconcile net income to cashprovided by operating activities:
Provisions for loan losses		135.2	143.1	231.8
Depreciation and amortization		129.9	145.6	158.9
Minority interests in income of consolidatedsubsidiaries		241.7	169.4	146.4
Equity in unremitted (gains) losses of associates		(1.7)	(0.2)	1.9
Bonus paid to employees		(25.6)	(28.0)	(21.6)
Attribution to pension fund		(156.8)	(111.2)	(316.3)
Increase in insurance reserves		776.9	460.9	474.6
Decrease in accrued interest and otherliabilities/assets		277.3	205.7	270.6
Net gains on sale of property and equipment		(0.3)	(3.5)	(5.5)
Net gains on sale of real-estate		(2.3)	(2.4)	—
Net changes in trading account securities		454.7	(2.3)	142.3
Net investment securities unrealized losses		111.1	26.4	150.0
Net gains on sale of investments in Groupcompanies		(14.1)	(59.7)	(8.4)

Net cash provided by operating activities		2 032.3	954.8	1 179.6

CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease in interest-earning deposits		812.6	1 165.9	190.4
Net increase in loans and advances to customers		(4 513.2)	(2 522.3)	(1 264.7)
Purchase of property and equipment		(75.7)	(58.2)	(52.3)
Sale of property and equipment		5.2	30.4	12.8
Increase in investments in Group companies		(732.0)	(64.8)	(42.8)
Sale of investments in Group companies		23.1	101.2	—
Cash of companies acquired		77.3	—	—
Investment securities:
Purchases		(15 648.4)	(31 186.3)	(742 482.5)
Sales of debt securities		6 309.6	26 815.1	740 140.1
Sales of other securities		3 201.1	1 608.4	1 148.9
Maturities		5 797.7	1 365.1	1 061.8
Investment in real estate. net		23.1	15.8	(21.2)
Other, net		50.4	0.3	(375.5)

Net cash used in investing activities		(4 669.2)	(2 729.4)	(1 685.0)

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — Continued

		Year ended December 31,

	Notes	2000	2001	2002

		(In millions of Euro)
CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in deposits from banks		(3 918.4)	627.3	278.6
Net increase in demand and savings deposits		1 092.3	560.2	170.2
Net increase in time deposits		800.0	277.8	367.8
Net increase in securities sold under repurchase agreements		328.6	62.4	774.4
Minority interest in subsidiaries share capital incrase		—	—	421.4
Net increase in treasury shares		(77.5)	(35.5)	28.2
Increase in corporate borrowings and long-term debt		4 298.2	5 326.9	3 283.5
Decrease in corporate borrowings and long-term debt		(79.9)	(3 025.0)	(2 842.4)
Dividends paid		(122.9)	(92.2)	(70.9)
Net increase (decrease) in other short-term borrowings		459.1	(309.3)	(495.9)

		2 779.5	3 392.6	1 914.9

NET INCREASE IN CASH AND CASH EQUIVALENTS.		142.6	1 618.0	1 409.5
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	2 263.9	2 406.5	4 024.5

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	2 406.5	4 024.5	5 434.0

Supplemental cash flow information:
Cash paid during the year:
Interest paid		990.9	1 372.7	1 057.4
Interest received		1 677.9	2 154.5	1 896.8
Income taxes paid		82.2	62.3	50.8

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Total Shareholders’ equity	Ordinary shares	Treasury Shares	Accumulated other comprehensive income	Goodwill	Other reserves and retained earnings

Balance as at 31 December 1999	440.3	479.1	(45.7)	6.2	(221.2)	221.9
Dividends on ordinary shares (EUR 0.705 per share)	(31.0)	—	—	—	—	(31.0)
Bonus paid to employees net of minority interest	(8.3)	—	—	—	—	(8.3)
Attribution to pension fund net of minority interest	(50.9)	—	—	—	—	(50.9)
Goodwill arising on consolidation	(245.0)	—	—	—	(245.0)	—
Revaluation of assets during the year	(2.1)	—	—	—	—	(2.1)
Effect of foreign exchange translation	2.1	—	—	2.1	—	—
Unrealised gains on investment securities held by insurance operations	(15.0)	—	—	(15.0)	—	—
Treasury shares acquired in the year	(27.1)	—	(27.1)	—	—	—
Net income	106.3	—	—	—	—	106.3

Balance as at 31 December 2000	169.3	479.1	(72.8)	(6.7)	(466.2)	235.9
Dividends on ordinary shares (EUR 0.74 per share)	(32.8)	—	—	—	—	(32.8)
Bonus paid to employees net of minority interest	(9.6)	—	—	—	—	(9.6)
Attribution to pension fund net of minority interest	(35.8)	—	—	—	—	(35.8)
Reinforcement of insurance reserves net of minority interest	(10.0)	—	—	—	—	(10.0)
Goodwill arising on consolidation	(16.3)	—	—	—	(16.3)	—
Revaluation of assets during the year	(3.0)	—	—	—	—	(3.0)
Effect of foreign exchange translation	5.3	—	—	5.3	—	—
Unrealised gains on investment securities held by insurance operations	15.2	—	—	15.2	—	—
Treasury shares acquired in the year	(0.3)	—	(0.3)	—	—	—
Net income	11.0	—	—	—	—	11.0

Balance as at 31 December 2001	93.0	479.1	(73.1)	13.8	(482.5)	155.7
Dividends on ordinary shares (EUR 0.21 per share)	(8.1)	—	—	—	—	(8.1)
Bonus shares attributed to shareholders	—	—	9.0	—	—	(9.0)
Bonus paid to employees net of minority interest	(7.0)	—	—	—	—	(7.0)
Attribution to pension fund net of minority interest	(1.0)	—	—	—	—	(1.0)
Provision for unconsolidated equity holdings (Regulation 4/2002 of the Bank of Portugal), net of minority interest	(9.4)	—	—	—	—	(9.4)
Sale of IASA	—	—	—	—	19.9	(19.9)
Goodwill arising on consolidation	(13.2)	—	—	—	(13.2)	—
Opening balance of deferred tax asset recognised by the insurance business (net of minority interest)	2.5	—	—	—	—	2.5
Effect of foreign exchange translation arising on consolidation	(12.3)	—	—	(12.3)	—	—
Unrealised gains on investment securities held by insurance operations	3.4	—	—	3.4	—	—
Other reserves arising on consolidation	9.3	—	—	—	—	9.3
Treasury shares sold in the year	28.2	—	28.2	—	—	—
Net income	(45.1)	—	—	—	—	(45.1)

Balance as at 31 December 2002	40.3	479.1	(35.9)	4.9	(475.8)	68.0

Comprehensive income
Year end 31 December 2000	93.4	—	—	(12.9)	—	106.3

Year end 31 December 2001	31.5	—	—	20.5	—	11.0

Year end 31 December 2002	(54.0)	—	—	(8.9)	—	(45.1)

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002

NOTE 1 — BACKGROUND AND BUSINESS ORGANIZATION

Espírito Santo Financial Group SA (ESFG), formerly Espírito Santo Financial Holding SA, is a limited liability company (“société anonyme”) incorporated under the laws of the Grand Duchy of Luxembourg on November 28, 1984. ESFG was formed to become a holding company for all of E.S. International Holding SA’s (ESIH) financial and insurance operations. ESIH, the principal shareholder, is a Luxembourg based holding company for the interests of the Espírito Santo family. The non-financial interests of ESIH are held by Espírito Santo Resources Ltd., Bahamas (ESR), which is engaged in agriculture, hotels, catering, real estate and other businesses. As used hereafter, the “Group” refers to ESFG and its subsidiaries.

Through its subsidiaries, the Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations. The Group conducts its commercial banking activities primarily though Banco Espírito Santo, S.A. (BES), a diversified global financial services firm and Banco Internacional de Credito, SA (BIC), a commercial bank specializing in Portuguese government subsidized residential mortgage loans. The Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, SA (BESI), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros, SGPS, SA (ESAF) and Compagnie Bancaire Espírito Santo SA, based in Portugal and Switzerland, respectively. The Group conducts its stockbrokerage activities through Espírito Santo Dealer-Sociedade Financeira de Corretegam, SA (ES Dealer), a subsidiary of BES, and Benito y Monjardin SA SVP (Benito y Monjardin) which operates in Spain. These two companies coordinate their operations closely with BESI. The Group conducts its insurance business mainly through Companhia de Seguros Tranquilidade SA (Tranquilidade), and Companhia de Seguros Tranquilidade Vida SA (Tranquilidade Vida).

The Group holds a voting interest of 48.4% in BES, a level which cannot exceed 50% without triggering provisions of the Portuguese takeover law, which would require it to offer to purchase all of the outstanding shares. Nevertheless, the Group consolidates BES because its voting interest gives it the effective equivalent of voting control.

During 2000, the Group carried out a reorganisation to redefine its structure along banking and insurance lines. This reorganisation included the acquisition of the outstanding shares of BES Investimento and Tranquilidade, as well as ESF (Portugal) SGPS SA and Centum SGPS SA, through a series of internal and external transactions. Outside of Portugal, the Group also acquired Benito y Monjardim, Spain’s largest independent stockbroker and Hiscapital, an asset management company, and in France it purchased 73.9% of Via Banque, a small French bank. During 2001, the Group sold 9.5% of Tranquilidade-Vida to third parties and increased its holding in Via Banque to 100%. At the beginning of 2002 the French subsidiary of the Group, Banque Espírito Santo et de la Vénétie, Paris and Via Banque merged their activities.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Group Consolidated Subsidiaries and Associates

The Group is engaged principally in two business areas concentrated mainly in Portugal: banking and insurance. Its operations outside of this country complement its Portuguese activities.

The following describes the main activity of each of the Group’s subsidiaries and associates as at December 31, 2002:

Company	Short name	Activity	Location

Advancecare – Gestão de Serviços de Saúde, SA	ADVANCECARE	Managed care	Portugal
Banco Espírito Santo, SA	BES	Commercial Banking	Portugal
Banco Espírito Santo dos Açores, SA	BAC	Commercial Banking	Azores Island
BES.COM, SGPS, SA	BES.COM	Holding company	Portugal
BES.COM DESG – Desenvolvimento Empresarial e Serviços de Gestão, SA	BES.COM DESG	Advisory services	Portugal
BES Finance Ltd.	BES FINANCE	Financing vehicle	Cayman Islands
Banco Espírito Santo de Investimento, SA	BESI	Investment banking	Portugal
BES Investimento Brazil SA	BESI BRAZIL	Investment banking	Brazil
Bank Espírito Santo International Ltd.	BESIL	Commercial Banking	Cayman Islands
BES International, SGPS, SA	BES INT SGPS	Holding company	Portugal / Madeira
BESLEASING Imobiliária – Sociedade de Locação Financeira, SA	BESLEASING IMOBILIARIA	Leasing	Portugal
BESLEASING Mobiliária – Sociedade de Locação Financeira, SA	BESLEASING MOBILIARIA	Leasing	Portugal
Banco Espírito Santo North American Capital Corp.	BESNAC	Financing vehicle	USA
BES Overseas Ltd.	BES OVERSEAS	Financing vehicle	Cayman Islands
Banco Espírito Santo do Oriente, SA	BES-ORIENTE	Commercial Banking	Macau
BESPAR, SGPS, SA	BESPAR	Holding company	Portugal
Banco Espírito Santo, SA	BESSA	Commercial Banking	Spain
Banco Espírito Santo de Angola, SARL.	BESA	Commercial Banking	Angola
Banco Electrónico de Serviço Total, S.A.	BEST	Internet Banking	Portugal
Banque Espírito Santo et de la Vénétie, SA	BES VENETIE	Commercial Banking	France
BES Securities SA	BES Securities	Brokerage house	Brazil
Banco Internacional de Crédito, SA	BIC	Commercial Banking	Portugal
Benito y Monjardim SVB	BYM	Brokerage house	Spain
Compagnie Bancaire Espírito Santo, SA	CBESSA	Asset management	Switzerland
CÊNTIMO – Sociedade de Serviços, Lda	CÊNTIMO	Custodian company	Portugal
CENTUM – Sociedade Gestora de Participações Sociais, SA	CENTUM	Holding company	Portugal
Clarity Incentive Systems, Inc.	CLARITY	Payment solutions development	USA
Capital Mais – Assessoria Financeira, SA	CMAF	Advisory services	Portugal
COMINVEST – Sociedade de Gestão e Investimento Imobiliário, SA	COMINVEST	Real-estate	Portugal
Société Financière et Immobilière COSIM	COSIM	Real-estate	France
CREDIBOM SFAC, SA	CREDIBOM	Consumer credit	Portugal
CREDIFLASH Sociedade Financeira para Acquisições a Crédito, SA	CREDIFLASH	Consumer credit	Portugal
ERNIO INGENIEROS, SA	ERNIO INGENIEROS	Other	Spain
Espírito Santo Prestação de Serviços, ACE	ES ACE	Shared services company	Portugal
ES CAPITAL – Sociedade de Capital de Risco, SA	ES CAPITAL	Venture capital	Portugal
Espírito Santo Cobranças, SA	ES COBRANÇAS	Debt collection	Portugal

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Company	Short name	Activity	Location

Espírito Santo Contact Center, Gestão de Call Centers, SA	ES CONTACT CENTER	Call center services	Portugal
ESEGUR – Empresa de Segurança, SA	ESEGUR	Private security services	Portugal
Espírito Santo Financière, SA	ESFIL	Holding company	Luxembourg
Espírito Santo International Asset Management Ltd.	ESIAM	Advisory services	British Virgin Islands
Espírito Santo Gestion, SA	ES GESTION	Insurance broker	Spain
Espírito Santo Innovation, SA	ESI	Computer services	Portugal
ES Interaction – Sistemas de Informação Interactivos, SA	ES INTERACTION	Computer services	Portugal
Espírito Santo Investimentos Lda	ESI INVESTIMENTOS	Investment banking	Brazil
Espírito Santo Investment PLC	ES INVESTMENT PLC	Brokerage house	Ireland
Espírito Santo Representações Lda	ES REPRESENTAÇÕES	Representation office	Brazil
Espírito Santo Saúde SGPS, SA	ES SAUDE	Holding company	Portugal
Espírito Santo Companhia de Seguros, SA	ES SEGUROS	Insurance	Portugal
Espírito Santo Servicios, SA	ES SERVICIOS	Insurance	Spain
ESAF Capital Management Ltd.	ESAF Capital	Asset management	Northern Ireland
ESAF Holding GmbH	ESAF HOLDING	Holding company	Austria
ESAF – International Distributors Ltd.	ESAF ID	Distribution company	Isle of Man
ESAF International Distributors Associates, Ltd	ESAF IDA	Distribution company	British Virgin Islands
Espírito Santo Participações Internacionais SGPS SA	ESAF PI	Holding company	Portugal (Madeira)
Espírito Santo Activos Financeiros SGPS,SA	ESAF – SGPS	Holding company	Portugal
Espírito Santo Fundos de Investimentos Imobiliarios, SA	ESAF-FII	Asset management – Mortgage funds	Portugal
Espírito Santo Fundos de Investimentos Mobiliarios, SA	ESAF-FIM	Asset management – Securities funds	Portugal
Espírito Santo Fundo de Pensões, SA	ESAF-FP	Asset management – Pension funds	Portugal
Espírito Santo International Management, SA	ESAF-IM	Asset management – Securities funds	Luxembourg
Espírito Santo Bank	ESB	Commercial Banking	USA
Espírito Santo Bank (Panama), SA	ESB PANAMA	Commercial Banking	Panama
Espírito Santo e Comercial de Lisboa Inc.	ESCLINC	Representation office	USA
Espírito Santo Data Informática, SA	ESDATA	Computer services	Portugal
Espírito Santo Dealer – Sociedade Financeira de corretagem, SA	ES DEALER	Brokerage house	Portugal
Espírito Santo Financial (BVI), SA	ESF (BVI)	Financing vehicle	British Virgin Islands
Espírito Santo Financial (Portugal), SGPS, SA	ESF(P)	Holding company	Portugal
Espírito Santo Financial Consultants, SA	ESFC	Portfolio management	Portugal
ESFG Overseas Ltd.	ESFG OVERSEAS	Financing vehicle	Cayman Islands
Espírito Santo Gestão de Instalações, Aprovisionamento e Comunicações, SA	ESGEST	Technical services	Portugal
Espírito Santo Inter-Atlântico Companhia de Seguros, SA	ESIA	Insurance	Portugal
Espírito Santo Gestão de Patrimónios, SA	ESGP	Portfolio management	Portugal
Espírito Santo do Oriente – Estudos Financeiros e de Mercado de Capitais Lda	ESOR	Consulting	Macau
Espírito Santo Overseas Ltd.	ESOL	Financing vehicle	Cayman Islands
Espírito Santo Pensiones, SGFP, SA	ES PENSIONES	Asset management – Pension funds	Spain
Espírito Santo Belgique, SA	ES BELGIQUE	Representation office	Belgium

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Company	Short name	Activity	Location

Espírito Santo Equipamentos e Segurança, SA	ES SEGURANÇA	Security equipment	Portugal
Espírito Santo PLC	ES PLC	Non-bank finance company	Ireland
Espírito Santo Securities Inc.	ES SECURITIES	Brokerage house	USA
ES VENTURE SA	ES VENTURE	Holding company	British Virgin Islands
ESSI Comunicações, SGPS, SA	ESSI COMUNICAÇÕES	Holding company	Portugal
ESSI Investimentos, SGPS, SA	ESSI INVESTIMENTOS	Holding company	Portugal
ESSI, SGPS, SA	ESSI SGPS	Holding company	Portugal
ESUMÉDICA – Prestação de Cuidados Médicos, SA	ESUMEDICA	Health care	Portugal
EUROGES – Aquisição de Créditos a Curto Prazo, SA	EUROGES	Factoring	Portugal
Euro Service Collect	EURO SERVICE COLLECT	Debt collection	France
EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, SA	EUROP ASSISTANCE	Private assistance	Portugal
GESFINC – Espírito Santo Estudos Financeiros e de Mercado de Capitais, SA	GESFINC	Underwriting and sector analysis	Portugal
JAMPUR – Trading International, Lda	JAMPUR	Support services	Portugal
KUTAYA – Trading International, Lda	KUTAYA	Support services	Madeira
LOCAUMAT – Locaumat, SA	LOCAUMAT	Leasing	France
ESAF SA – Espírito Santo Activos Financeiros (formely ES INVERSIONES)	ESAF SA	Advisory services	Spain
FIDUPRIVATE -Sociedade de Serviços, Consultadorie e Administração de Empresas, SA	FIDUPRIVATE	Consulting	Portugal
GES – BM	GES – BM	Brokerage house	Spain
GESCAPITAL – GESCAPITAL GESTION	GESCAPITAL	Asset management	Spain
HISCAPITAL AV, SA	HISCAPITAL	Investment company	Spain
OBLOG Software, SA	OBLOG	Software development	Portugal
Omnium Lyonnais de Participations Industrielles, SA	OLPI	Investment company	France
PARTRAN,SGPS, SA	PARTRAN	Holding company	Portugal
PORTLINE	PORTLINE	Naval transport	Portugal
QUADRIGA – Telemática e Comunicaçoes, SA	QUADRIGA	Sofware development	Portugal
QUINTA DOS CONEGOS – Sociedade Imobiliária, SA	QUINTA DOS CONEGOS	Real estate	Portugal
SAGEFI – Société Antillaise de Gestion Financière, SA	SAGEFI	Consumer credit	Guadeloupe
SCI Georges Mandel – Société Immobilière du 45 Avenue Gorges Mandel	SCI Georges Mandel	Real estate	France
SGPICE Sociedade de Serviços de Gestão, SA	SGPICE	Management of internet portals	Portugal
SLMB – Société Lyonnaise de Marchands de Biens	SLMB	Real estate	France
SPAINVEST, SA	SPAINVEST	Holding company	Luxembourg
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA	TRANQUILIDADE	Insurance	Portugal
TRANQUILIDADE SGPS – Tranquilidade SGPS-Unipessoal, Lda	TRANQUILIDADE SGPS	Holding insurance company	Portugal
TRANQUILIDADE.-VIDA – Companhia de Seguros Tranquilidade Vida, SA	TRANQUILIDADE.-VIDA	Life insurance	Portugal

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The voting rights and economic interests as at December 31, 2002 and 2001 are as follows:

	December 31, 2001		December 31, 2002
	Voting interest	Economic interest	Voting interest	Economic interest

ADVANCECARE	51.0%	30.9%	51.0%	30.9%
BES	48.4%	32.1%	48.4%	32.1%
BAC	—	—	60.0%	19.3%
BES FINANCE	100.0%	32.1%	100.0%	32.1%
BESI	100.0%	32.1%	100.0%	32.1%
BESI BRAZIL	80.0%	25.7%	80.0%	25.7%
BES OVERSEAS	100.0%	32.1%	100.0%	32.1%
BES VENETIE	62.2%	48.0%	82.0%	54.8%
BES.COM	100.0%	32.1%	100.0%	32.1%
BES.COM DESG	100.0%	32.1%	100.0%	32.1%
BES SECURITIES	80.0%	20.5%	80.0%	20.5%
BESIL	100.0%	100.0%	100.0%	32.1%
BES INT SGPS	—	—	100.0%	32.1%
BESLEASING IMOBILIARIA	83.1%	27.0%	83.7%	27.2%
BESLEASING MOBILIARIA	84.0%	27.2%	84.5%	27.4%
BESNAC	100.0%	32.1%	100.0%	32.1%
BES-ORIENTE	99.8%	32.1%	99.8%	32.1%
BESPAR	66.9%	66.9%	66.9%	66.9%
BESSA	100.0%	32.1%	100.0%	32.1%
BESA	100.0%	32.1%	100.0%	32.1%
BEST	66.0%	21.2%	66.0%	21.2%
BIC	100.0%	32.1%	100.0%	32.1%
BYM	100.0%	32.1%	100.0%	32.1%
CBESSA	100.0%	100.0%	100.0%	100.0%
CÊNTIMO	100.0%	32.1%	100.0%	32.1%
CENTUM	100.0%	100.0%	100.0%	100.0%
CLARITY	27.6%	8.9%	33.2%	10.7%
CMAF	100.0%	30.3%	100.0%	30.3%
COMINVEST	49.0%	22.6%	49.0%	22.6%
COSIM	—	—	99.7%	54.7%
CREDIBOM	60.0%	19.3%	60.0%	19.3%
CREDIFLASH	100.0%	31.4%	100.0%	31.6%
ERNIO INGENIEROS	—	—	69.7%	22.4%
ES ACE	100.0%	32.1%	100.0%	32.1%
ES CAPITAL	99.7%	32.1%	99.7%	32.1%
ES COBRANÇAS	100.0%	30.5%	100.0%	30.5%
ES CONTACT CENTER	100.0%	38.5%	100.0%	38.5%
ES DEALER	100.0%	32.1%	100.0%	32.1%
ES GESTION	—	—	100.0%	30.3%
ES INTERACTION	100.0%	32.8%	100.0%	32.8%
ES INVESTIMENTOS	100.0%	32.1%	100.0%	32.1%
ES INVESTMENT PLC	100.0%	32.1%	100.0%	32.1%
ES REPRESENTAÇÕES	100.0%	32.1%	100.0%	32.1%
ES SAUDE	41.0%	28.1%	41.0%	28.1%
ES SEGUROS	100.0%	53.0%	100.0%	53.0%
ES SERVICIOS	99.8%	32.1%	100.0%	32.1%
ES VENTURE	—	—	100.0%	100.0%

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

	December 31, 2001		December 31, 2002

	Voting interest	Economic interest	Voting interest	Economic interest

ESAF HOLDING	100.0%	30.3%	100.0%	30.3%
ESAF – PI	100.0%	30.3%	100.0%	30.3%
ESAF SA	—	—	100.0%	31.2%
ESAF – SGPS	90.0%	30.3%	90.0%	30.3%
ESAF Capital Management Ltd.	100.0%	30.3%	100.0%	30.3%
ESAF ID	100.0%	30.3%	100.0%	30.3%
ESAF IDA	100.0%	30.3%	100.0%	30.3%
ESAF-FII	100.0%	30.3%	100.0%	30.3%
ESAF-FIM	100.0%	30.3%	100.0%	30.3%
ESAF-FP	100.0%	30.3%	100.0%	30.3%
ESAF-IM	99.8%	30.3%	99.8%	30.3%
ESB	98.5%	31.6%	98.5%	31.6%
ESB PANAMA	—	—	66.7%	66.7%
ESCLINC	100.0%	32.1%	100.0%	32.1%
ESDATA	76.1%	32.1%	76.1%	32.1%
ESEGUR	—	—	29.0%	9.3%
ESF(P)	100.0%	100.0%	100.0%	100.0%
ESF (BVI)(a)	100.0%	100.0%	—	—
ESFC	90.0%	28.9%	92.8%	29.8%
ESFIL	100.0%	100.0%	100%	100%
ESI	—	—	100.0%	32.1%
ESIAM	49.0%	15.8%	49.0%	14.9%
ESFG OVERSEAS	100.0%	0.0%	100.0%	0.0%
ESGEST	100.0%	32.1%	100.0%	32.1%
ESIA	100.0%	100.0%	100.0%	100.0%
ESGP	100.0%	30.3%	100.0%	30.3%
ESOR	90.0%	28.9%	90.0%	28.9%
ESOL	100.0%	0.0%	100.0%	0.0%
ES PENSIONES	100.0%	31.2%	100.0%	32.1%
ES BANKEST(a)	50.0%	15.8%	—	—
ES Belgique	100.0%	100.0%	100.0%	100.0%
ES SEGURANÇA	75.0%	61.2%	75.0%	61.2%
ES PLC	100.0%	32.1%	100.0%	32.1%
ES SECURITIES	100.0%	32.1%	100.0%	32.1%
ESSI COMUNICAÇÕES	100.0%	32.1%	100.0%	32.1%
ESSI INVESTIMENTOS	100.0%	32.1%	100.0%	32.1%
ESSI SGPS	100.0%	32.1%	100.0%	32.1%
ESUMEDICA	100.0%	53.4%	100.0%	53.5%
EUROGES	100.0%	32.1%	100.0%	32.1%
EURO SERVICE COLLECT	100.0%	48.0%	100.0%	54.8%
EUROP ASSISTANCE	47.0%	21.9%	47.0%	21.9%
FIDUPRIVATE	99.8%	53.3%	99.8%	53.3%
GESFINC	100.0%	34.7%	100.0%	34.7%
GES BM(b)	100.0%	31.2%	—	—
GESCAPITAL(b)	100.0%	31.2%	—	—
HISCAPITAL(b)	100.0%	32.1%	—	—
IASA	100.0%	32.1%	19.0%	6.1%
JAMPUR	100.0%	32.1%	100.0%	32.1%
KUTAYA	100.0%	32.1%	100.0%	32.1%

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

	December 31, 2001		December 31, 2002

	Voting interest	Economic interest	Voting interest	Economic interest

LOCAUMAT	100.0%	100.0%	100.0%	54.9%
OBLOG	—	—	66.3%	21.3%
OLPI	99.9%	47.9%	99.9%	54.8%
PARTRAN	66.7%	66.7%	66.7%	66.7%
PORTLINE	—	—	33.3%	10.7%
QUADRIGA	29.5%	9.5%	46.5%	14.9%
QUINTA DOS CONEGOS	—	—	100.0%	36.8%
SAGEFI	38.8%	38.8%	38.8%	21.3%
SCI Georges Mandel	100.0%	44.4%	100.0%	49.7%
SGPICE	33.3%	10.7%	33.3%	10.7%
SLMB	99.8%	99.9%	99.8%	54.8%
SPAINVEST	100.0%	32.1%	100.0%	32.1%
TRANQUILIDADE	100.0%	66.7%	100.0%	66.7%
TRANQUILIDADE SGPS	100.0%	60.5%	100.0%	60.5%
TRANQ.-VIDA	90.5%	60.5%	90.5%	60.5%
VIA BANQUE(c)	100.0%	100.0%	—	—

(a)	company sold outside the Group during 2002
(b)	merged into ESAF SA during 2002
(c)	merged with BESV during 2002

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared, for all years presented, in conformity with generally accepted accounting principles in Portugal for the banking and insurance industries. In Portugal, insurance companies which are owned by banks are accounted for under the equity method. Considering that ESFG exercises control over these companies, they have been incorporated under the full consolidation to give a true and fair view of the Group’s interest in those companies. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Assets held in a fiduciary or agency capacity by ESFG Group companies are not considered as assets owned by the Group and, accordingly, are not included in the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of ESFG and its subsidiary companies, in which it directly, or through its subsidiaries, has a voting interest of more than 50% or effective control. Investments in companies which the Group does not effectively control but has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method and are included in Other equity holdings. The equity and net income or loss attributable to the Group, are shown separately in the consolidated balance sheets and statements of income, respectively.

Significant intercompany and interbranch balances and transactions have been eliminated through the process of consolidation of the December 31, 2000, 2001 and 2002 financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Goodwill (Capital reserve) represents the difference between the cost of acquisition of the investments and the corresponding share of the underlying net assets acquired, and is directly charged off against Shareholders’ equity.

Income and expenses recognition

Interest income and expenses are generally recognised on an accruals basis. If interest income on loans and advances is doubtful of collection in full, or is overdue for 30 days (90 days if secured by tangible collateral), further interest recognition ceases; 90 days after the due date any unpaid interest previously accrued is reversed from interest income. Thereafter, interest is only recognised as income when received.

Other income and expenses are recognised on an accrual basis. Commission income from financial guarantees, letter of credit and services are taken to income as the service is provided.

Comprehensive income

Comprehensive income represents net income adjusted for accumulated foreign currency translation adjustments and unrealised gains on investment securities available for sale, investment in real estate and property held by insurance operations net of minority interest.

Foreign currency translation

The accounts of the Group are expressed in Euro. Assets and liabilities of ESFG’s subsidiary companies, which express their accounts in currencies other than the Euro have been translated into Euro at exchange rates in effect at the balance sheet date. The results of operations of these subsidiaries are translated into Euro at average exchange rates for the year. Resulting translation adjustments from translating subsidiaries’ net assets expressed in currencies other than the Euro are recorded in a separate component of shareholders’ equity, “Accumulated other comprehensive income”.

Assets, liabilities and off-balance sheet items expressed in foreign currencies, as presented on Note 31, are accounted for in accordance with the following criteria:

•	Spot foreign exchange position

The spot foreign exchange position in any particular currency is the net balance of all assets and liabilities existing in that currency, excluding the spot position hedged by currency forward operations, and increased by the value of spot operations to be settled, and those forward operations maturing, within two business days.

The spot foreign exchange position is revaluated on a daily basis using the fixed currency exchange rate provided by the Bank of Portugal. Exchange differences are recorded as gains or losses directly in the statement of income.

•	Forward foreign exchange position

The forward foreign exchange position in any particular currency is the net balance of forward contracts waiting to be settled, excluding those which are hedging the spot foreign exchange position and those maturing within two business days.

Forward contracts are revaluated based on forward market rates or on their computation using both foreign interest rates for the remaining contract period. Gains or losses are computed by reference to the difference between the market or estimated forward rate for the remaining contract period and the forward rate defined at inception of the contract, and are taken directly to gains or losses in the statement of income.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Financial derivative instruments

The Group classifies derivative financial instruments according to whether they are contracted for trading purposes or purposes other than trading (hedging). Derivative instruments used for hedging risks inherent in trading operations are classified as trading operations.

The derivative instruments used for hedging purposes, identified as such in a contract at the outset, are intended for eliminating or substantially reducing exposure to market risk, or to modify risk profiles in exposures to interest rate changes inherent in certain assets, liabilities, cash flows or off-balance sheet items.

Derivative financial instruments are classified as hedging instruments if they comply, cumulatively, with the following conditions:

•
the position to be hedged is clearly identified and exposes the Group to the risk of losses arising from potential changes in interest rates, prices and credit risk that certain assets, liabilities, off-balance sheet items and cash-flows might be exposed to;

•	are specifically classified as hedging in internal documentation;

•
that changes in value in the derivative financial instrument are correlated with changes in opposite direction in the position to be hedged, such that the hedging instrument is effective, eliminating or reducing considerably the risk of a loss in the hedged position, from the beginning of the contract until maturity.

If a derivative instrument classified as hedge is sold or abandoned before its maturity, the realised gain or loss is immediately recognised in the statement of income. If the hedged item is sold or abandoned, or the hedge ceases to be effective, the corresponding derivative instrument is immediately reclassified as a trading instrument.

Results obtained from hedging contracts are accounted for in accordance with the same principle followed to the results with the opposite sign of the hedged items.

Derivate financial instruments that do not comply with the above-mentioned conditions are accounted for, as trading positions.

Gains or losses on each financial derivative instrument are recognised as follows:

•	Currency swap operations

Currency swap operations, used to offset or significantly reduce the currency risks inherent in assets and liabilities (hedging operations) and their corresponding hedged positions, are not considered in the revaluation of spot and forward positions. The discount or premium arising from these operations is recorded separately from other foreign exchange gains and losses and is amortised to the statement of income over the contract’s period against interest income or interest expense.

•	Interest rate swaps, cross currency interest rate swaps, equity/index swaps, credit default swaps and forward rate agreements

These instruments are classified in accordance with their purpose, as either trading or other than trading, and are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Trading derivatives, including those initially classified as hedging operations that were transferred to the trading portfolio since they ceased to comply with the regulatory requirements to be classified as hedges, are marked to market on a daily basis. Gains and losses inherent to these instruments are taken directly to the statement of income.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

For derivatives used to reduce the market risk of assets and liabilities (hedging operations), receipts and payments are accrued and recognised in the statement of income on the same basis as changes in the related hedged item.

•	Futures

Trading positions taken in financial futures issued on organized markets are recorded in the off-balance sheet accounts at their notional amounts and are marked-to-market on a daily basis. Both realised and unrealised gains and losses (i.e. those necessary to close open positions) are taken directly to the statement of income.

•	Options

The main types of options currently used by the Group are:

•	Currency;
•	Interest rate;
•	Equity;
•	Interest rate caps and floors; and
•	Swaptions.

Exchange-traded options

These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates, and are marked-to-market on a daily basis against the statement of income.

Over-the-counter options

These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Premiums paid or received are recorded in the balance sheet until the option is exercised, sold or abandoned. Premiums related to interest rate caps and floors are recorded in the balance sheet and are marked-to-market on a daily basis against the statement of income. Premiums related to trading options other than interest rate caps and floors are recorded in the balance sheet and are revaluated on a daily basis having reference their market value, with a corresponding charge to the statement of income.

Hedging options are recognised in the statement of income on the same basis as changes in the related hedged item.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and interest-earning deposits with banks due within an original maturity of less than 90 days (see Note 3).

Trading account securities

Trading securities are those securities which are acquired with the intent of being resold within a period not exceeding six months.

Debt securities held for trading, which comprise mainly national and foreign government bonds, are stated at market value, or estimated market value, including any accrued interest entitlement. Any resulting unrealised gains or losses and interest are recognised monthly through the statement of income.

Equity securities held for trading are presented in the balance sheet at market value, or estimated market value, based on quoted market prices, where available. For equity securities included in recognised indices of the

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Euronext Lisbon Stock Exchange or listed on other stock exchanges that exhibit an adequate level of depth and liquidity, unrealised gains and losses are recognised in the statement of income. For the remaining equity securities, estimated market values are based on fair values or net asset values depending on the nature and circumstances of the security. For these securities, any unrealised losses are fully provided for and any unrealised gains are deferred in other liabilities until realised.

Investment securities

Investment securities include (a) those available-for-sale within a period of not less than six months and (b) those which the Group have the positive intent and ability to hold until maturity.

Debt securities available for sale or held to maturity are recorded at the lower of amortised cost or market value. Premium or discount calculated at the time of purchase is amortised over the remaining life and recorded in the statement of income. Accrued interest is recognised as income.

Shares and other variable income securities (available-for-sale) which are not considered of a strategic nature, are stated at the lower of cost or market value (or estimated market value) on an individual basis, where any unrealised losses are fully provided through the statement of income. Unrealised gains are not recognised.

The transfer of shares from Investment securities available-for-sale to Other equity holdings is accounted for at the respective acquisition cost less impairment losses recognised.

Investment securities for the insurance business

In respect of the Group’s insurance operations the following accounting treatment is adopted for the investment securities portfolio:

Investment securities

Debt securities are carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual is made based on nominal value and on the applicable interest rate for the period. Premium or discount is accrued over the period to maturity against the statement of income.

The equity securities portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP – Portuguese Insurance Institute, the Portuguese Supervisory Authority.

Unrealised gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria stated above, at the balance sheet date, are recorded in shareholders’ equity under Regulatory revaluation reserve. Any losses not covered by the reserve are charged to the statement of income.

With respect to investments representing life assurance provisions for bonuses and rebates, unrealised gains and losses are transferred to the Fund for future appropriations. Any losses not covered by the Fund for future appropriations are charged to the statement of income.

Transition rules

In 2001, the regulatory authorities issued a transitional rule, rule nr. 19/2001-R, of December 4, 2001, allowing the insurance companies to defer unrealised losses generated during 2001 not compensated by the “Fund for future appropriations” and the “Regulatory revaluation reserve”.

According to the referred rule, the deferred amounts should be amortised in the insurance companies results, until 2003.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

As at December 31, 2001 ESFG deferred in its balance sheet 90% of the unrealised losses generated in 2001 (see Note 9).

Investments for the benefit of the life assurance policyholders who bear the investment risk

Investments for the benefit of the life assurance policyholders who bear the investment risk relate to assurance policies tied to investment funds (“Unit Linked”) subscribed through units of participation. The securities portfolio, which represents the units of participation, is valued, at the balance sheet date, at market value. Unrealised gains and losses are allocated to the mathematical reserves.

Gains or losses on the sale of all securities of the Group are determined on a transaction by transaction basis and realised gains and losses resulting from the sale or maturity of investments are recognised as income or expense in the period in which they occur.

Investment in other equity holdings and holdings of a strategic nature

Foreign exchange differences resulting from converting into euros at the year-end exchange rate the cost of investments not consolidated expressed in foreign currencies, are included in the balance sheet under Other assets.

The Group’s investment in other equity holdings and holdings of a strategic nature represents those companies in which the Group:

(a)
holds less than 50% but more than or equal to 20% and which the Group does not effectively control but exercises significant influence. These holdings are treated as associated companies and are included in the consolidated financial statements under the equity method.

(b)	other investments that represent:

•	holdings of a strategic and long term nature, although the percentage of equity held is below 20%;

•	holdings in companies in which the percentage held exceeds 20%, but where the Group does not have significant influence.

These investments are recorded at acquisition cost, less any provisions required by the Bank of Portugal rules, which from June 30, 2002 under the new regulation are as follows:

The set-up of provisions is required whenever the potential losses in equity holdings are higher than 15% of the acquisition cost. The amount of provision corresponds to 40% of the unrealised losses that exceeds 15% of the acquisition cost.

•
For the equity holdings, existing as at December 31, 2001, a transition rule was established that allow the provision for the unrealised losses (40% of the unrealised losses that exceeds 15% of the acquisition cost) to be set up according to the following rule:

—	Financial and insurance companies: 10% each year during 10 years.

—	Non-financial companies: 25% each year for the first three years, 15% in fourth year and 10% in fifth year.

Increases in unrealised losses that occur after June 30, 2002, during the transition period, related to the equity holdings existing as at December 31, 2001, will be absorbed during this period.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Decreases in the unrealised losses after June 30, 2002, that occur during the transition period, with reference to the equity holdings as at December 31, 2001, cannot result in a reduction in the levels of provisions set up in the transition period, except if the value of the provision set up exceeds what would be necessary if the transition rules were not applied.

Unrealised losses provided for in 2002 for equity holdings held as at December 31, 2001 were, in accordance with Regulation no. 4/2002, recognised against Reserves.

Income on these investments is recognised as and when received.

Loans and advances to customers and allowance for loan losses and sovereign risk

      Loans and advances to customers are reported at their outstanding principal amount.

Allowance for loan losses and credit risks for the banking Group is determined in accordance with the applicable regulatory requirements issued by the Bank of Portugal and comprises:

(i)
a specific allowance based on an aged analysis of overdue loans and interest. Loans are defined as being overdue after 30 days. The rate of allowance ranges from 1% to 100%, depending on the age of the debt in relation to its repayment date and varies according to whether or not the credit is collateralised as described in the following table:

Period since payment due	Class	Unsecured	Secured

Up to 3 months overdue(1)	I	1%	1%
Over 3 months but within 6 months	II	25%	10%
Over 6 months but within 12 months	III	50%	25%
Over 12 months but within 36 months	IV	100%	50%
Over 36 months	V	100%	100%

(1) For consumer loans to individual and securitised consumer loans the rate of allowance is 1.5%

(ii)
a specific allowance for doubtful loans, in respect of each customer with overdue balance representing 25% or more of its total credit, such allowance being based on an amount not less than 50% of the average specific provision coverage required for that customer’s overdue credit;

(iii)
a general allowance to cover probable loan losses which are present in any portfolio of bank loans, including guarantee exposures, but which have not been specifically identified as non-performing. In accordance with the Bank of Portugal regulations, such allowance must not amount to less than 1% of the total performing loans and guarantees excluding instalment loans to individuals and securitised consumer loans, for which the minimum allowance required is 1.5%; and

(iv)
an allowance for a sovereign risk for financial assets and off-balance sheet items for credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

—	items in foreign branches that are expressed and are payable in the local currency of that country, which are covered by resources expressed in that same currency;

—	capital investments;

—	foreign branches of banks headquartered in the member states of the European Union;

—	items guaranteed by certain entities, as specified in current legislation, provided that the guarantee include transfer risk; and

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

—	foreign short-term commercial loans which comply with the Bank of Portugal rules for exemption.

For the Group’s subsidiaries located outside of Portugal, sovereign risk allowances are determined in accordance with local regulations.

In the application of the above loan loss allowance procedures there is an overriding requirement that the provision must be sufficient for commercial purposes.

Property and equipment

Property and equipment are stated at cost or at revalued amounts less accumulated depreciation, for the banking Group.

Revaluations were made up to 1998 by the banking Group, in accordance with applicable Portuguese legislation, by applying government-approved inflation indices to the historical costs and related accumulated depreciation. The movements arising from such revaluations were recorded in the revaluation reserve in shareholders’ equity. However, by the end of 2000, the revaluations reserves had all been incorporated into issued share capital of the subsidiaries and are consequently included into the consolidated retained earnings and reserves of the Group.

For the insurance sector Land and buildings are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least in the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Land and buildings in insurance undertakings are not depreciated.

Depreciation is based on cost or revalued amounts and calculated on a straight-line basis using annual rates permitted for tax purposes on a monthly basis. Such rates do not differ significantly from those estimated to be required by reference to useful lives of the related assets summarized below:

Estimated useful life (years)

Buildings (except insurance business)	50
Leasehold improvements	10
Computer equipment	4 - 5
Furniture and equipment	4 - 12

Depreciation relating to the revaluation element of fixed assets is only deductible up to 60% for tax purposes.

Investment in real estate

In accordance with Bank of Portugal regulation, investments in real estate arising out from recovered loans are recorded at the lower of cost or fair value less estimated selling cost and are not depreciated.

For the insurance sector real estate are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least during the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Real estate in insurance undertakings are not depreciated.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Intangible assets

Intangible assets are included under Other assets and mainly comprise purchased software, share issue costs, preference shares issue costs, costs incurred with the opening of new branches and other sundry intangible assets.

Intangible assets are amortised based on cost using the straight-line method on a monthly basis over three to five years.

Debtors arising out from direct insurance and reinsurance operations

Debtors arising out from direct insurance and reinsurance operations are reported net of allowance for doubtful accounts and are included under Other assets.

Insurance reserves

Claims outstanding reflects the estimated total outstanding liability for reported claims, and incurred but not reported claims (IBNR). Reserves are estimated by management based on experience and available data. Adjustments to these reserves are reflected in the financial statements in the years in which the estimate is revised or the claim is settled.

The mathematical reserves relating to obligations to pay life pensions resulting from workmen’s compensation claims is calculated by using actuarial assumptions and formulae established by the ISP, with reference to recognised actuarial methods and current labour legislation. In 2000, the ISP issued a new rule changing the actuarial assumptions to be used in the calculation of the mathematical reserves for workers compensation. In accordance with these new rules Tranquilidade recognised a short-fall in this mathematical reserve of EUR 15.0 million. Following the approval by the shareholders of Tranquilidade at the General Assembly meeting on March 30, 2001, in agreement with the ISP, this charge was booked under retained earnings in 2001. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2001 was EUR 10 million corresponding to the Group’s ownership in Tranquilidade.

The life assurance reserves reflects the present value of the insurance business future obligations and arising from life policies written and are calculated using recognised actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs, which are amortised in accordance with percentages established by the ISP.

Reserve for bonuses and rebates corresponds to the amounts attributable to policyholders or beneficiaries of insurance contracts, in the form of profit participation, which have not yet been specifically allocated and included in the life assurance reserve. Equalisation reserve is set-up for those lines of business that, given their nature, contain greater uncertainty as to the evolution of the claims ratio.

Reserve for unexpired risks is booked based on total estimated expected liability. Under the requirements of the ISP, this reserve is created whenever the sum of the claims ratio, expense ratio and reinsurance ratio is more than 1. This reserve is equal to the sum of unearned premiums and premiums not yet written for contracts in force, multiplied by the sum of the rates less 1. Starting in 2000 and in accordance with ISP rules, these reserves are calculated taking into account the investment ratio. In 2000, the effect of including the investment ratio amounted to a decrease of EUR 6.5 million.

The reserve for unearned premium is required for all non-life insurance premiums and reflects the part of the premiums written before the end of the year for which the risk period continues after the year end. This reserve is calculated using the pro-rata temporis method applied to each contract in force. In accordance with the rules of the ISP, the pro-rata temporis method is applied to the value of gross written premiums, net of acquisition costs.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Treasury shares

Treasury shares are carried at cost and deducted from shareholders’ equity. Gains and losses arising on the disposal of treasury shares are included in the statement of income.

Income taxes

The Group companies are subject to the various tax laws of the countries in which they are domiciled. For banking business, deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable in the foreseeable future. Deferred tax assets are not recognised in accordance with the Bank of Portugal rules.

During 2002, with the authorisation of the ISP the insurance business applied for the first time the deferred taxes accounting policy. Deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable or recoverable in the foreseeable future.

Retirement plans

Most Group companies, primarily BES, BIC, BES Investimento Tranquilidade and Tranquilidade Vida, operate defined benefit pension plans mainly arising under collective work contracts or under other arrangements complementary to State social security systems. Past service pension obligations are required to be determined actuarially each year and to be covered by independent pension funds or by provisions which under relevant legislation must be converted into fund contributions in the short to medium term.

Portuguese Banking Subsidiaries

In light of the liabilities assumed by the banking Group in Portugal within the framework as stipulated in the ACTV “Acordo Colectivo de Trabalho Vertical” for the Banking Sector, Pension funds (ACTV Pension Funds) designed to cover retirement benefits on account of age, including widows and orphans benefits and disability were set up for the entire work force.

In 1998 the banking Group decided to set up an autonomous open-end pension fund – the Fundo de Pensões Aberto GES – to cover complementary pension benefits of employees and pensioners.

Both funds, “Fundos de Pensões ACTV” and “Fundo de Pensões Aberto GES” are managed by ESAF – Espírito Santo Fundos de Pensões, S.A., a Group subsidiary.

In accordance with Regulation no. 12/2001 of the Bank of Portugal, effective from December 31, 2001, the projected benefit obligation is determined using the projected unit credit method, and following the actuarial and financial assumptions in compliance with those required by the Bank of Portugal, as described in Note 27.

In accordance with the referred Regulation, the annual pension expense that includes service cost, interest cost and the expected return on plan assets is recognised in the statement of income.

The actuarial gains and losses determined annually, arising from differences between the actuarial and financial assumptions used and real values obtained are recognised as an asset or liability and its accumulated value is recognised in the statement of income using the corridor method.

This method establishes that the actuarial gains and losses accumulated at the beginning of the year that exceed the greater of 10% of the pension liabilities or the fair value of plan assets, as at the beginning of the year, are recognised under Other assets and charged to statement of income over a ten year period. The actuarial gains and losses accumulated at the beginning of the year that are within the above mentioned limit, are accounted for under the corridor method also as Other assets and are not subject to amortisation.

In accordance with Regulation no. 12/2001, the expenses with pre-retirements incurred in 2002 are accounted for as an asset and amortised over 10 years. On May 23, 2001 the Bank of Portugal, through its

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Circular Letter nº 12/01/DSBDR, allowed the costs with pre-retirements liabilities to be recorded against retained earnings. In 2001, BES requested the authorisation of the Bank of Portugal, which was granted, to recognise these costs, in the amount of EUR 66.8 millions, against the share premium balance.

The amortisation of the shortfall calculated as at December 31, 1994, regarding employees with estimated retirement date after December 31, 1997, is being charged against the statement of income, on a systematic basis during their expected service years. Annually, extraordinary charges (anticipation charges) are made as a result of the reduction of the population covered by this scheme.

The banking Group make payments to the fund in order to maintain its solvency and to comply with the minimum levels required by the Bank of Portugal, which based on Regulation no. 12/2001 are the following:

•	the liability with pensioners shall be totally funded at the end of each year;

•	the liability with employees in service shall be funded at a minimum level of 95%.

Portuguese Insurance Subsidiaries

In accordance with the collective labour agreement for the insurance industry in Portugal, insurance companies pay their employees, who joined the insurance industry before June 1995, a supplementary pension, in addition to the state pension.

Obligations for all past service benefits, whether funded or not, are required by the ISP, to be determined actuarially in accordance with prescribed mortality tables and assumptions (see Note 27).

Any increases in vested benefits, for whatever reason (including actuarial gains and losses), must be recognised in the statement of income as and when they arise.

In 2002, the ISP authorised the Insurance companies to recognise in the statement of income, during a period of three years, the curtailment costs incurred in the year. The impact of adopting this policy by Tranquilidade is shown in Note 27.

Depositor’s guarantee fund

A depositors’ guarantee fund was established by the Portuguese banking regulatory authorities in 1994 in application of Decree-Law nº 298, of December 31, 1992 requiring the participation of the Portuguese banks of the Group.

From January 1, 1995, the amount of the annual contribution has been determined based on 0.1% of the prior year’s average monthly eligible deposits established by the Portuguese regulatory authorities. Annually the Bank of Portugal determines the portion of the annual contribution that must be paid, being the remaining accounted for as an off-balance sheet item and guaranteed by Certificates of Deposit.

The paid portion of the annual contributions are recognised as an expense for the financial year in which payment is made. The unpaid portion of the annual contribution that is guaranteed by certificates of deposit will be recognised as an expense, when and if the Deposit Guarantee Fund requires its payment.

Distribution of bonus to employees

In accordance with the by-laws of certain subsidiaries, shareholders are required to approve at the annual general meetings any percentage of profits to be paid to employees. The Boards of Directors decide on the most appropriate criteria for allocation of this amount among employees. These amounts payable to the employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are legally a reallocation of entitlements from shareholders to employees. This payment is charged to retained earnings and is deductible for tax purposes from the profits of the year to which it relates.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Securitised assets

The Group carries out asset securitisation transactions with specific financial entities, set up by third parties for that purpose, whose funding is financed by debt issuance, by those entities in international financial markets. The Group’s accounting policy relative to these transactions is to record the sale of assets and derecognise them from the balance sheet whenever the buyer (financial entity) acquires, without recourse, all rights and obligations inherent to these assets (see Note 34). The gain or loss generated in these operations if any, measured by the difference between the proceeds and the book value of the assets sold is recognised as a gain or loss for the period.

The securities acquired by the Group following these transactions are recognised as investment securities.

With respect to Instruction no. 27/2000 of Bank of Portugal, provisions are recorded against the securities or other assets acquired, by an equivalent amount to the provisions for general and specific risks that the assets sold would require if they had remained in the balance sheet, considering as a limit the book value of the securities and of the other assets acquired.

Finance lease

•	As lessee

Finance lease contracts are recorded at the inception date, under Property and equipment, at the cost of asset leased, which is equal to the present value of outstanding lease instalments. The asset is depreciated following the accounting policies applicable to the remaining Property and equipment.

Instalments comprise (i) an interest charge, and (ii) amortisation of principal, which is deducted from Accrued interest and other liabilities. Financial charges are recognised as costs over the lease period, in order to produce a constant periodic rate of interest on the remaining balance of liability for each financial year.

•	As lessor

Assets leased out are recorded in the balance sheet as loans granted, for the amount equal to the net investment made in the leased assets.

Interest included in instalments charged to customers is recorded as revenue, while amortisation of principal, also included in the instalments, is deducted from the global amount of the capital financed. The recognition of the financial earnings reflects a constant periodic rate of return on the lessor’s net outstanding investment.

Comparative figures

Certain prior year figures have been reclassified and have been subject to additional disclosures to conform to the current year presentation.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 3 — CASH AND CASH EQUIVALENTS

December 31,

	2001	2002

(In millions of Euro)
Cash and due from banks	2 028.6	1 815.2
Interest-earning deposits with banks	3 497.2	4 929.7

Total	5 525.8	6 744.9
Less: deposits maturing over 3 months	(1 501.3)	(1 310.9)

Total cash and cash equivalents	4 024.5	5 434.0

The balance Cash and cash equivalents includes mandatory deposits with the Bank of Portugal, in the amount of EUR 754.7 million (2001: EUR 449.8 million), intended to satisfy legal minimum cash requirements. According to the European Central Bank Regulation (CE) no. 2818/98, of December 1, 1998, minimum cash requirements kept as deposits with the Bank of Portugal earn interest, and correspond to 2% of deposits and debt certificates maturing in less than 2 years, excluding deposits and debt certificates of institutions subject to the European System of Central Banks’ minimum reserves requirements. At the end of the period, these deposits earned interest at an average rate of 3.28% (31 December 2001 – 4.34%).

With the introduction of the new legal regime for minimum cash requirements, the Group was required to subscribe certificates of deposit, series A and B, issued by the Bank of Portugal, which are included under Interest-earning deposits with banks.

As at 31 December 2002, the Group only held series B certificates of deposit, in the amount of EUR 175.6 million (2001: EUR 259.2 million), which bear interest at the average annual rate of 3.35% (2001 – 4.55%). During 2002, the following movements occurred i) repayment of series B certificates of deposit in the amount of EUR 80.9 million; ii) payment of the annual contribution to Deposit Guarantee Fund (DGF), through delivery of certificates in the amount of EUR 2.8 million. BES Azores, which was for the first time consolidated in 2002, has certificates of deposit amounting to EUR 0.1 million.

As referred to in the accounting policies related to Depositor’s guarantee fund included in Note 2, from the total amount of certificates of deposit, EUR 40.0 million (2001 – EUR 25.4 million) are pledged in guarantee of the irrevocable commitment for payment of the remaining portion (unpaid portion) of annual contribution from 1997 to 2002 (2001 – from 1997 to 2001) to the Depositor’s guarantee fund.

Besides certificates of deposit, the main interest-earning deposits with banks, as at 31 December 2002, bore interest at an average annual interest rate of 2.86% (2001 – 4.52%). Interest-earning deposits abroad, bear interest at international market rates where the Group operates.

Interest-earning deposits with banks is net of a provision of EUR 0.5 million set up in prior years (see Note 19).

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The analysis of Cash and due from banks and Interest-earning deposits with banks by period to maturity, as at December 31, 2002, is as follows:

	December 31,

	2001	2002

	(In millions of Euro)
Deposits with the Bank of Portugal as part of regulatory deposits	449.8	754.7
Up to 3 months	4 024.5	5 434.0
3 to 12 months	551.7	454.1
1 to 5 years	490.8	4.0
More than 5 years	9.0	98.1

	5 525.8	6 744.9

NOTE 4 — TRADING ACCOUNT SECURITIES

	December 31,

	2001	2002

	(In millions of Euro)
Government agency securities	275.3	85.6
Corporate debt securities	194.2	167.7
Marketable equity securities	156.1	230.0

	625.6	483.3

Government agency securities for trading purposes include Portuguese securities amounting to EUR 85.6 million at December 31, 2002 (2001 EUR 275.3 million ).

NOTE 5 — INVESTMENT SECURITIES

Investment securities are analysed as follows:

	December 31,

	2001	2002

	(In millions of Euro)
Securities available for sale	7 377.5	7 145.6
Securities held to maturity	914.7	802.1

	8 292.2	7 947.7

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Investment securities comprise of securities available for sale and securities held to maturity as follows:

SECURITIES AVAILABLE FOR SALE
	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains (losses) not recorded	Market value

	(In millions of Euro)
December 31, 2002
Government agency securities	1 881.1	(1.1)	1 880.0	26.8	1 906.8
Corporate debt securities	4 358.7	(147.1)	4 211.6	19.4	4 231.0
Marketable equity securities	1 335.2	(281.2)	1 054.0	15.4	1 069.4

	7 575.0	(429.4)	7 145.6	61.6	7 207.2

	Historical cost	Unrealised (losses) recorded	Carrying amount	Unrealised gains (losses) not recorded	Market value

	(In millions of Euro)
December 31, 2001
Government agency securities	1 912.9	(12.5)	1 900.4	(13.2)	1 887.2
Corporate debt securities	4 455.2	(116.9)	4 338.3	27.8	4 366.1
Marketable equity securities	1 284.2	(145.4)	1 138.8	6.1	1 144.9

	7 652.3	(274.8)	7 377.5	20.7	7 398.2

As referred to in Note 2, Tranquilidade Vida adopted the transition rules issued by the ISP allowing the deferral of unrealised losses generated in the investments portfolio in 2001 not compensated by the Fund for future appropriations and the Regulatory revaluation reserve. On this basis in 2001 the Unrealised losses recorded included the amount of EUR 82.5 million that were deferred in that year and therefore included under Other assets (see Note 9). Due to movements in the investment portfolio, the total unrealised losses deferred as at December 31, 2002 amount to EUR 70.8 million, also included in Unrealised losses recorded, and no amortisation was booked in this year.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

SECURITIES HELD TO MATURITY
	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market value

	(In millions of Euro)
December 31, 2002
Government agency securities	725.6	(2.7)	722.9	2.9	725.8
Corporate debt securities	79.3	(0.1)	79.2	0.5	79.7

	804.9	(2.8)	802.1	3.4	805.5

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market value

	(In millions of Euro)
December 31, 2001
Government agency securities	851.5	(3.2)	848.3	3.1	851.4
Corporate debt securities	66.5	(0.1)	66.4	0.3	66.7

	918.0	(3.3)	914.7	3.4	918.1

Unrealised losses were recorded, amounting to EUR 432.2 million (2001: 278.1 million) through provisions which are presented in Note 19.

Proceeds from sales of debt securities (government agency securities and corporate debt securities) and gross realised gains and losses on sales of securities were as follows:

	Year ended December 31,

	2000	2001	2002

	(In millions of Euro)
Proceeds from sales of debt securities	6 309.6	26 815.1	740 140.1
Gross realised gains	200.4	158.4	123.4
Gross realised losses	55.0	156.3	99.8

The maturities of debt securities are as follows:

	December 31, 2002

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(In millions of Euro)
Due within one year	610.4	606.9	149.8	150.0
Due from one to five year	1 528.0	1 434.8	606.2	606.5
Due from five to ten years	2 532.2	2 509.0	48.9	49.0
Due after more than ten years	1 569.2	1 587.1	—	—

	6 239.8	6 137.8	804.9	805.5

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

	December 31, 2001

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(In millions of Euro)
Due within one year	708.3	706.9	129.0	129.7
Due from one to five year	2 178.0	2 126.4	636.1	636.1
Due from five to ten years	1 999.7	1 980.5	152.2	151.6
Due after more than ten years	1 482.1	1 439.5	0.7	0.7

	6 368.1	6 253.3	918.0	918.1

NOTE 6 — LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers consist of the following:

	December 31,

	2001	2002

	(In millions of Euro)
Domestic (originated and advanced in Portugal)
Commercial lines of credit	7 364.1	8 387.6
Mortgage loans	8 245.7	8 269.9
Instalment loans to individuals	1 850.2	1 131.1
Commercial bills discounted	932.5	1 053.3
Overdrafts	375.6	530.9
Finance leases	1 058.3	911.1
Other credit instruments and bills	325.2	420.0
Factoring	409.8	531.8
Loans to financial institutions	92.7	26.6
Other loans	530.1	1 161.9

	21 184.2	22 424.2

Foreign
Commercial loans	4 230.9	4 084.9
Loans to foreign financial institutions	129.5	79.5

	4 360.4	4 164.4

Overdue loans and interest
Domestic	447.8	550.2
Foreign	45.4	60.7

	493.2	610.9

Loans and advances to customers, gross	26 037.8	27 199.5
Less: allowance for loan losses	(637.4)	(782.6)

Loans and advances to customers, net	25 400.4	26 416.9

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

As at 31 December 2002, Loans and advances to customers, Securities, Guarantees and specific provisions by sector of activity can be analysed as follows:

	December 31, 2002
	Loans and advances to customers
Sector of activity	Loans	Overdue	Total	Guarantees	Total	Specific provisions

Agriculture	258.8	5.7	264.5	33.3	297.8	8.9
Mining	92.1	3.2	95.3	7.0	102.3	2.8
Food, beverage and tobacco	502.7	10.3	513.0	110.4	623.4	16.2
Textiles	350.2	17.7	367.9	43.4	411.3	21.5
Shoes	113.7	3.5	117.2	8.2	125.4	7.1
Wood and cork	152.3	7.3	159.6	12.9	172.5	12.9
Printing and publishing	266.0	2.9	268.9	35.7	304.6	5.8
Oil refining	11.0	0.1	11.1	30.3	41.4	0.1
Non-metallic minerals	257.1	5.2	262.3	32.9	295.2	9.8
Metallic products	253.2	7.7	260.9	31.6	292.5	12.8
Machinery, electronic and electric devices	241.8	6.9	248.7	34.5	283.2	9.7
Production of transport material	290.8	22.3	313.1	77.0	390.1	33.2
Other transforming industries	93.3	4.1	97.4	54.7	152.1	4.3
Electricity, gas and water	407.8	7.5	415.3	24.3	439.6	8.4
Construction	442.9	9.5	452.4	269.6	722.0	4.4
Wholesale and retail	2 320.7	50.3	2 371.0	840.4	3 211.4	61.2
Restaurant and hotels	2 491.4	88.2	2 579.6	438.8	3 018.4	141.1
Transport and communications	363.3	4.6	367.9	64.7	432.6	8.8
Telecommunications	872.4	12.5	884.9	328.1	1 213.0	15.8
Financial institutions	1 663.5	11.8	1 675.3	776.3	2 451.6	21.9
Real estate	2 209.8	32.9	2 242.7	356.5	2 599.2	33.7
Services	1 356.8	19.8	1 376.6	310.6	1 687.2	24.8
Public services	216.3	—	216.3	52.8	269.1	—
Non-profit organisations	739.4	7.0	746.4	88.8	835.2	14.4
Mortage-loans	8 513.0	131.4	8 644.4	24.1	8 668.5	132.8
Consumer loans	1 778.1	101.0	1 879.1	115.4	1 994.5	143.0
Other	330.2	37.5	367.7	318.2	685.9	27.2

	26 588.6	610.9	27 199.5	4 520.5	31 720.0	782.6

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Loans and advances to customers are attributable to the following countries:

	2001				2002
	Loans	Overdue	Total	%	Loans	Overdue	Total	%

	(In millions of Euro)				(In millions of Euro)
Portugal	20 905.2	412.7	21 317.9	81.9	22 104.8	508.4	22 613.2	83.1
Spain	1 148.8	16.3	1 165.1	4.5	1 211.2	23.3	1 234.5	4.5
France	433.0	36.0	469.0	1.8	428.4	41.9	470.3	1.7
United Kingdom	438.3	4.5	442.8	1.7	448.4	—	448.4	1.7
Angola	96.5	0.2	96.7	0.4	8.6	—	8.6	—
USA	268.9	12.3	281.2	1.1	323.1	14.5	337.6	1.2
Brazil	86.5	—	86.5	0.3	58.9	1.6	60.5	0.2
Switzerland	67.1	0.3	67.4	0.2	56.2	12.4	68.6	0.3
Luxembourg	285.5	—	285.5	1.1	326.6	—	326.6	1.2
Gibraltar	—	—	—	—	98.2	—	98.2	0.4
British Virgin Islands	831.9	—	831.9	3.2	803.1	—	803.1	3.0
Bahamas	167.1	—	167.1	0.6	92.4	—	92.4	0.3
Other	815.8	10.9	826.7	3.2	628.7	8.8	637.5	2.4

	25 544.6	493.2	26 037.8	100.0	26 588.6	610.9	27 199.5	100.0

Less : allowance for loan losses	(307.2)	(330.2)	(637.4)		(396.1)	(386.5)	(782.6)

	25 237.4	163.0	25 400.4		26 192.5	224.4	26 416.9

The movement on the Allowance for loan losses is as follows:

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)
At beginning of year	529.8	625.6	637.4
Addition relating to newly acquired subsidiary	11.7	—	—
Charge for the year	198.9	200.3	312.0
Write-backs for the year	(63.7)	(57.2)	(80.2)
Write-offs	(61.2)	(141.3)	(103.0)
Other adjustments	10.1	10.0	16.4

At end of year	625.6	637.4	782.6

The loan portfolio has the following maturities:

Year ended December 31,
	2001	2002

(In millions of Euro)
Up to 3 months	5 840.0	6 748.7
From 3 to 12 months	5 221.4	3 423.6
From 1 to 5 years	4 674.5	5 600.4
More than 5 years	9 851.8	10 878.0
Undetermined maturities	450.1	548.8

Total	26 037.8	27 199.5

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 7 — OTHER EQUITY HOLDINGS

	December 31,
	2001	2002	2001	2002

	Voting interest (%)		Book amount
Portugal Telecom	1.45	2.80	179.8	327.2
PT Multimédia (PTM)	8.13	8.13	296.1	296.1
Bradesco(1)	1.43	3.29	109.7	162.8
BMCE Bank	2.77	2.77	26.4	25.1
Interatlântico SA (IASA)(1)	100.00	19.00	—	—
Kredyt Bank BPI (2)	19.86	—	140.0	—
Others(3)	—	—	72.8	27.3

			824.8	838.5
Less: Provision for unrealised losses			(70.5)	(30.1)

			754.3	808.4

(1)
Interatlântico was acquired in September 1997 and has been accounted for under the equity method since that date. In September 1999, the Group’s proportionate share on the losses of IASA, reduced the investment in the equity of this associated company to zero. During 2002, the restructuring process of IASA was finalised. As a result. the Group increased its stake in Banco Bradesco SA (3.29%), and disposed of 81% of its stake capital in IASA. Currently, the Group holds 19% of the voting rights in IASA and 6.1% of the economic interest. The gain on sale recognised by the Group amounts to approximately EUR 6.5 million, net of minority interest.

(2)
At the beginning of 2002. the investment in Kredyt Bank was transferred to the Investment Securities portfolio because of the Group’s intention to sell this investment. The sale was completed at the end of the first quarter and generated a gain for the Group of approximately EUR 5.8 million, net of minority interest.

(3)	Under Others are included the investment in associated companies accounted for under the equity method.

The provisions for Other equity holdings, as at December 31, 2002, were determined based on the Bank of Portugal Regulations no. 3/95 of June 30, and no. 4/2002 of July 25, relating to the following companies:

	December 31, 2002
Portugal Telecom	7.3
PT Multimedia	15.3
Banco Bradesco	4.5
BMCE	0.7
Others	2.3

	30.1	(1)

(1)	From this amount EUR 24.4 million were calculated and set up following the rules of Regulation 4/2002 of the Bank of Portugal.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The application of Regulation no. 4/2002, on a consolidated basis, to the eligible equity holdings (included both under Investment securities available for sale and under Other equity holdings), resulted in the identification of unrealised losses which were calculated using the average of the daily stock price over the last sixth months and are as follows:

					Provisions

Company	Acquisition cost	Market value	Unrealised losses	15% of the acquisition cost	Total	Minimun	Remaining (Deduction in regulatory capital)
	(1)	(2)	(3) = (1-2)	(4) = (1x 15%)	(5) = (3 – 4)	(6) = (40% x 5)	(7) = (5 – 6)

Portugal Telecom	327.2	205.5	121.9	49.1	72.9	29.2	43.7
Transition rule	326.4	204.5	121.9	49.0	72.9	29.2	43.7
Normal rule	0.8	1.0	—	0.1	—	—	—
PT Multimedia	296.1	98.5	197.6	44.4	153.2	61.2	92.0
Banco Bradesco – Pref.	71.6	51.8	19.8	10.7	9.1	3.6	5.5
Transition rule	50.3	39.5	10.8	7.5	3.3	1.3	2.0
Normal rule	21.3	12.3	9.0	3.2	5.8	2.3	3.5
Banco Bradesco – Ord.	91.2	59.2	32.0	13.7	18.3	7.3	11.0
BMCE	25.1	14.6	10.5	3.8	6.7	2.7	4.0
Novabase(1)	24.6	13.1	11.5	3.7	8.3	3.3	5.0
Transition rule	16.6	5.8	10.8	2.5	8.3	3.3	5.0
Normal rule	8.0	7.3	0.7	1.2	—	—	—
Others(1)	51.3	47.0	47.4	7.2	20.8	11.0	9.8

Total elegible equity holdings	887.1	489.7	440.7	132.6	289.3	118.3	171.0

(1)	Equity holdings included under Investment securities available for sale

As mentioned in Note 2, the application of the transition rules, as described on the above mentioned Regulation, allows the recognition of the unrealised losses, for accounting purposes and for deduction to regulatory capital, on a consolidated basis, to be made over the following periods:

	Provisions		Deduction to regulatory capital (annual)

	Income statement	Reserves		Total

2002	2.7	29.2	45.4	77.3
2003	—	28.8	41.9	70.7
2004	28.8	—	41.9	70.7
2005	17.3	—	25.1	42.4
2006	11.5	—	16.7	28.2

	60.3	58.0	171.0	289.3

The total provisions set up by the Group during 2002 based on Regulation no. 4/2002, amounted to EUR 31.9 million, of which EUR 24.4 million were considered as a deduction to Other equity holdings and the remaining as a deduction to Investments securities available for sale. From this provision, EUR 29.2 million were taken to reserves by the banking Group, with an impact on the Group’s consolidated reserves of EUR 9.4 million, net of EUR 19.8 million of minority interest.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 8 — PROPERTY AND EQUIPMENT

Property and equipment included in the consolidated balance sheets are as follows:

	December 31, 2001			December 31, 2002

	Cost of acquisition	Revaluation	Total	Cost of acquisition	Revaluation	Total

	(In millions of Euro)
Cost
Land and buildings	216.0	304.0	520.0	226.0	299.5	525.5
Leasehold improvements	137.8	—	137.8	154.6	—	154.6
Furniture and equipment	444.6	33.0	477.6	487.4	37.5	524.9
Construction in progress	35.9	—	35.9	22.1	—	22.1

Total cost	834.3	337.0	1 171.3	890.1	337.0	1 227.1

Depreciation
Land and buildings	(25.1)	(167.0)	(192.1)	(26.5)	(169.4)	(195.9)
Leasehold improvements	(86.1)	—	(86.1)	(99.1)	—	(99.1)
Furniture and equipment	(331.1)	(32.2)	(363.3)	(372.7)	(31.8)	(404.5)

Total accumulated depreciation	(442.3)	(199.2)	(641.5)	(498.3)	(201.2)	(699.5)

Net Book amount	392.0	137.8	529.8	391.8	135.8	527.6

The movement on Property and equipment (net) for the year 2002 was the following:

	Opening balance	Additions	Disposals	Depreciation	Transfers	Currency translation effect and other	Ending balance

	(In millions of Euro)
Land and buildings	327.9	7.8	(5.4)	(16.3)	13.2	2.4	329.6
Leasehold improvement	51.7	6.8	(0.1)	(2.9)	—	—	55,5
Furniture and equipment	114.3	32.8	(4.6)	(46.4)	22.9	1.4	120.4
Construction in progress	35.9	22.1	(0.2)	—	(35.5)	(0.2)	22,1

Total	529.8	69.5	(10.3)	(65.6)	0.6	3.6	527.6

The depreciation charge of the year 2002 amounts to EUR 65.6 millions (2001: EUR 62.9 millions).

The Group has commitments under various operating lease agreements for office properties and equipment through the years 2002 to 2006. At December 31, 2002, future minimum lease payments under non-cancellable operating leases with lease terms in excess of one year are as follows:

Year	(In millions of Euro)

2003	1.9
2004	0.8
2005	0.7
2006	0.5

3.9

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 9 — OTHER ASSETS

	December 31,

	2001	2002

	(In millions of Euro)
Investment in real estate	130.4	151.6
Investments arising out of recovered loans (securities)	12.9	—
Receivable from clients on pending stock exchange transactions	338.5	163.2
Sundry debtors	42.8	370.1
Lending transactions pending settlement	28.4	22.9
Accrued income	128.2	106.2
Futures and options	34.4	14.5
Collaterised deposits	74.7	70.7
Gold, other precious metals, numismatic, coins and other liquid assets	41.3	14.4
Deferred tax assets	—	35.9
Software	157.5	105.3
Work in progress (software)	11.0	78.4
Other intangibles	17.6	16.7
Deferred unrealised losses on the investment portfolio	82.5	70.8
Deferred actuarial losses
Corridor	82.5	113.5
Outside the corridor	4.8	228.4
Deferred costs related to bonds issue	1.6	609.3
Exchange differences in investments	23.4	104.0
Debtors arising out of direct insurance and reinsurance operations	79.5	69.4
Recoverable subsidies on mortgages loans	65.5	61.9

	1 357.5	2 407.2

Investment in real estate include the following:

	December 31,

	2001		2002

	Acquisition cost	Fair value	Acquisition cost	Fair value

	(In millions of Euro)
Investment arising out from recovered loans (real estate)	53.9	47.0	64.1	54.7
Investment property arising out from insurance business
Life	17.3	16.8	17.4	17.1
Non-life	6.1	57.7	24.1	74.1
Other	10.4	8.9	4.3	5.7

	87.7	130.4	109.9	151.6

Investments arising out from recovered loans (real estate) are accounted for net of a provisions of EUR 9.4 million (2001: EUR 6.9 million) (see Note 19) in order to reflect the unrealised losses related with these investments. Investment property arising out from insurance business are accounted for at market value according to the accounting policy described in Note 2.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

As at December 31, 2001 and 2002, the balance of Receivable from clients on pending stock exchange transactions, both in the assets and liabilities side (see Note 14), shows the net balance of the Group’s sale and purchase orders for which settlements has not yet been received or paid.

As referred to in Note 2, the insurance companies accounted for the first time in 2002, deferred tax resulting in the recognition of an asset of EUR 35.9 million. EUR 4.7 million were booked against Retained earnings of the companies with an impact of EUR 2.5 million net of minority interest on the Group’s Retained earnings, and EUR 31.2 million to the statement of income.

The deferred tax asset recognised is analysed as follows:

December 31, 2002

(In millions of Euro)
Deferred tax asset on:
Tax losses carried forward	93.3
Temporary differences:
Unrealised losses on investment securities	22.6

115.9

Deferred tax liability on:
Temporary differences:
Unrealised gains on investment securities	13.3
Others	7.5

20.8

Deferred tax asset (net)	95.1
Allowance for deferred tax asset	(59.2)

Deferred tax asset recognised	35.9

As referred to in Note 2, Tranquilidade Vida adopted the transition rules issued by the ISP allowing the deferral of unrealised losses generated in the investment portfolio in 2001 not compensated by the Fund for futures appropriations and the Regulatory revaluation reserve. The total amount deferred in 2001 amounted to EUR 91.7 millions of which 10% was recorded in the statement of income in that year, before minority interest. Due to movements in the investment portfolio, the total unrealised losses deferred as at December 31, 2002 amount to EUR 70.8 millions and no amortisation was booked in this year. The actual unrealised losses, net of minority interest, will be taken to the statement of income by December 31, 2003.

In accordance with the accounting policy described in Note 2, the actuarial gains and losses are classified under Deferred actuarial losses – corridor. The amount outside the corridor (exceeding 10% of the greater of the plan assets on the projected benefit obligations) will be amortised over a period of 10 years (see Note 27).

As at December 31, 2002, Deferred costs related to bonds issued correspond to the interest in the zero coupon bonds recognised as a liability for the value of its reimbursement against Deferred cost, in accordance with Bank of Portugal rules.

The balance of Exchange differences in investments, represent the cumulative exchange differences, between the acquisition date and December 31, 2001 and 2002, of unconsolidated investments denominated in foreign currency, as defined in the accounting policy described in Note 2. The amount, as at December 31, 2002, is mainly explained by the exchange difference arising from the investment in Banco Bradesco.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The balance of Debtors arising out of direct insurance and reinsurance operations as at December 31, 2001 and 2002 is net of a provision from doubtful debts amounting to EUR 16.6 million and EUR 16.3 million, respectively. The movement in this provision is shown on Note 19.

NOTE 10 — DEMAND AND TIME DEPOSITS

The following is a summary of the Group’s customer deposit accounts:

December 31,

	2001	2002

(In millions of Euro)
Demand deposits
Domestic	6 038.6	6 081.9
International	618.3	750.3

	6 656.9	6 832.2

Time deposits
Domestic	7 545.3	7 973.2
International	4 475.4	4 410.2

	12 020.7	12 383.4

The following is an analysis of interest and non-interest bearing customer deposits, in total and by country:

	December 31,

	2001	2002

	(In millions of Euro)
Total deposits
Non-interest bearing	188.6	70.5
Interest bearing	18 489.0	19 145.1

	18 677.6	19 215.6

Deposits by country
Domestic:
Non-interest bearing	81.1	7.1
Interest bearing	13 502.8	14 048.0

	13 583.9	14 055.1

International:
Non-interest bearing	107.5	63.4
Interest-bearing	4 986.2	5 097.1

	5 093.7	5 160.5

	18 677.6	19 215.6

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 11 — OTHER SHORT-TERM BORROWINGS

Short-term borrowings comprise of the following:

	December 31,

	2001	2002

	(In millions of Euro)
Financing from interbank money market	222.3	104.4
Overdrafts	602.1	183.5
Short-term loans	463.0	941.0
Others	641.9	204.6

	1 929.3	1 433.5

Unused lines of credit for short-term financing amount to EUR 55.9 million at December 31, 2002 (2001: EUR 54.3 million).

NOTE 12 — MATURITIES OF DEPOSITS AND SHORT-TERM BORROWINGS

Deposits, Securities sold under repurchase agreements and Other short-term borrowings are as follows:

December 31,

	2001	2002

(In millions of Euro)
Deposits from banks	3 698.4	3 977.0
Demand deposits	6 656.9	6 832.2
Time deposits	12 020.7	12 383.4
Securities sold under repurchase agreements	761.9	1 536.3
Other short-term borrowings	1 929.3	1 433.5

	25 067.2	26 162.4

Deposits, Securities sold under repurchase agreements and Other short-term borrowings have the following maturities:

	December 31,

	2001	2002

	(In millions of Euro)
Demand	7 641.6	7 847.6
Up to 3 months	11 543.3	13 115.9
From 3 to 12 months	5 348.2	3 860.8
From 1 to 5 years	403.5	795.4
More than 5 years	130.6	542.7

Total	25 067.2	26 162.4

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 13 — INSURANCE RESERVES

Hereunder is the break-down of the insurance reserves:

	December 31,

	2001			2002

	Direct business	Reinsurance ceded	Net	Direct business	Reinsurance ceded	Net

	(In millions of Euro)
Unearned premiums reserve	103.4	15.8	87.6	111.7	10.9	100.8
Life assurance reserve	3 711.4	0.2	3 711.2	4 024.1	0.3	4 023.8
Claims outstanding	467.9	33.0	434.9	497.4	28.1	469.3
Unexpired risk reserve	20.9	—	20.9	16.5	—	16.5
Bonus and rebates reserve	10.4	2.6	7.8	10.1	2.6	7.5
Equalisation reserve	2.0	—	2.0	2.3	—	2.3
Life assurance policies reserve where the risk on investment is borne by the policyholders	236.7	—	236.7	357.3	—	357.3

	4 552.7	51.6	4 501.1	5 019.4	41.9	4 977.5

The unearned premiums reserve of direct business is net of deferred acquisition costs and is as follows:

	December 31,

	2001	2002

	(In millions of Euro)
Unearned premiums	128.0	137.3
Deferred acquisition costs	(24.6)	(25.6)

	103.4	111.7

The direct life assurance reserve is net of deferred acquisition costs, as follows:

	December 31,

	2001	2002

	(In millions of Euro)
Life assurance reserve	3 712.3	4 024.8
Deferred acquisition costs	(0.9)	(0.7)

	3 711.4	4 024.1

The technical reserve for life assurance policies where the risk on investment is borne by the policyholders, represents the capitalised value of the premiums received related to “unit linked” policies plus the respective investment income.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Claims outstanding are the following:

	December 31,

	2001			2002
	Direct business	Reinsurance ceded	Net	Direct business	Reinsurance ceded	Net

	(In millions of Euro)
Life assurance	29.1	1.2	27.9	46.1	1.2	44.9
Workmen’s compensation	164.1	—	164.1	162.0	—	162.0
Other lines of business	274.7	31.8	242.9	289.3	26.9	262.4

	467.9	33.0	434.9	497.4	28.1	469.3

Claims outstanding represent unsettled claims occurring before December 31, 2001 and 2002 and include an amount of EUR 22.9 million and EUR 14.6 million, respectively for incurred but not reported claims (IBNR). Included in the amount of claims outstanding for workmen’s compensation is EUR 132.1 milion and EUR 131.1 million at December 31, 2001 and 2002, respectively, relating to the mathematical reserve for workmen’s compensation.

NOTE 14 — ACCRUED INTEREST AND OTHER LIABILITIES

	December 31,

	2001	2002

	(In millions of Euro)
Amounts owed to customers	8.6	8.8
Income tax payable	25.6	20.2
Public sector	20.3	21.4
Non resident creditors	46.8	30.9
Suppliers	29.0	32.4
Other creditors	131.1	89.4
Accrued interest	260.8	283.8
Other accrued interest	144.3	112.1
Deferred income	44.7	52.3
Other sundry liabilities	252.7	150.4
Stock exchange transactions pending settlement	59.7	185.9
Collections pending settlement	31.2	24.8
Provision for liabilities and charges	77.3	76.2

	1 132.1	1 088.6

The movement in Provision for liabilities and charges is presented in Note 19.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 15 — CORPORATE BORROWINGS AND LONG-TERM DEBT

	December 31, 2001			December 31, 2002

Borrowing entity	Amount	Weighted average interest rate	Maturity/year	Amount	Weighted average interest rate	Maturity/year

	(In millions of Euro)
ESFG
Floating rate notes	136.0(c)	4.6%	2002	—	—	—
BES
Bank borrowings	569.3	4.2%	2002-after 2005	1 120.3	3.5%	2006-after 2006
Corporate bonds	443.0	2.6%-8.1%	2002-after 2005	1 095.0	1.4%-6.5%	2003-after 2006
Corporate bonds	298.4	a)	2002-after 2005	246.1	a)	2003-after 2006
Subordinated debts	275.0	4.0%	2003-after 2005	270.4	3.6%	after 2006
BES Finance
Subordinated debts	983.7	6.1%	after 2005	1 238.2	6.7%	after 2006
Corporate bonds	4 038.0	b)	2002-after 2005	3 944.6	b)	2003-after 2006
Corporate bonds	—	—	—	21.4	3M HKD HIB.	2006
BES Investimento					+ 25.5bp
Long-term debt	13.0	2.2%	2002-2003	7.6	3.6%	2003
Unsecured bond indentures	209.5	3.8%	2002-after 2005	110.6	4.5%	2003-after 2006
Subordinated debt	49.9	4.5%	after 2005	49.1	3.4%	2006-after 2006
BIC
Subordinated debt	80.7	4.2%	2002-after 2005	76.5	4.2%	2003-after 2006
Corporate Bonds	1 647.0	4.3%-6.2%	2003-after 2005	1 739.7	4.3%-6.2%	after 2006
Corporate Bonds	57.0	6MEurib+15bp	2003	—	6M Eurib+15bp	2003
Corporate Bonds	79.8	6MEurib+65bp	2008	149.1	6M Eurib+65bp	after 2006
ESF (P)
Debenture loan	60.0	4.9%	after 2005	56.7	3.9%	2006
BESV
Long-term debt	—	—	—	9.7	1.5%	after 2006
BESPAR
Long-term debt	5.1	5.3%	2003	—	—	—
Shareholders’ loans from minority interest	23.5	—	after 2005	33.6	—	after 2006
BES Mobiliaria SA
Long-term debt	303.3	3.8%	2002-after 2005	158.3	3.6%	2003-2006
Corporate Bonds	48.2	6M Euribor	2005	—	6M Euribor	2005
Subordinated debts	2.5	4.4%	after 2005	12.0	4.0%	after 2006
BES Imobiliaria SA
Long-term debt	193.1	3.9%	2002-2004	224.6	3.6%	2003-2005
Corporate bonds	47.8	4.0%	after 2005	—	—	—
Subordinated debts	7.0	4.7%	after 2005	—	—	—
CREDIBOM
Long-term debt	140.6	5.1%	2002-after 2005	279.2	4.5%	2003-2006
Subordinated debts	3.6	5.1%	after 2005	8.6	5.1%	after 2006
PARTRAN
Long-term debt	304.9	4.2%	2003	—	—	—
Shareholders’ loans from minority interest	1.4	—	after 2005	19.0	—	after 2006
ADVANCECARE
Long-term debt	2.0	5.8%	2004	1.2	5.8%	2004
CREDIFLASH
Long-term debt	15.5	4.4%	2002	15.5	4.2%	2003
TRANQUILIDADE-VIDA
Subordinated debts	—	—	—	60.0	5.1%–5.4%	after 2006
Other subsidiaries
Long-term debt	—	—	—	36.1	3.1%	2003-after 2006

TOTAL	10 038.8			10 983.1

a)	Variable rate based on the valuation of indexes linked to “world indices basket” or “utilities equity basket”.
b)	Rate equal Euribor 3M + 5 to 20bp depending on the issue.
c)
The Floating Rate Notes due 2002, bearing interest at the offered rate for three months Euribor deposits +0.1875%, were constituted by a Trust Deed dated July 17, 1995 made between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds. They were not subject to conversion into shares of the Company.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Maturities of corporate borrowings and long-term debt at December 31, are as follows:

Carrying amount
December 31,
	2001	2002

(In millions of Euro)
2002	1 534.3	—
2003	1 022.6	1 055.5
2004	1 514.2	1 451.5
2005	1 068.3	1 070.6
2006	720.8	1 336.9
Thereafter	4 178.6	6 068.6

	10 038.8	10 983.1

NOTE 16 — CONVERTIBLE BONDS

	December 31,
	2001	2002

	(In millions of Euro)
4.75% Convertible bonds due 2006	199.5	199.5
3.47% Convertible bonds due 2007	—	107.8

	199.5	307.3

ESFG has the following convertible bond issues outstanding at December 31, 2002:

– EUR 200 million – 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated November 21, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time, at the option of the holder, from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of EUR 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the bonds have been converted to date.

– EUR 110 million – 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated February 7, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible, at the option of the holder, on or after March 19, 2002 into Ordinary Shares at an initial conversion price of EUR 22.892 per Ordinary Share or ADS. Interest is payable annually on February 7 each year. The bonds were issued at 90% of their principal amount. None of the bonds have been converted to date.

From the above mentioned securities, EUR 2.7 million are held by companies within the Group.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 17 — MINORITY INTERESTS

Minority interests is analysed as follows:

Minority interests of ESFG Overseas, ESOL and BESOL include the following equity instruments issued by these subsidiaries and owned by third parties:

– USD 100 million of 8.5% Non-cumulative Guaranteed Preference Shares Series A, guaranteed as to certain payments by BES, issued in November 1993 by Espírito Santo Overseas Limited (ESOL) and USD 150 million of 8.5% Non-cumulative Guaranteed Preference Shares Series B, guaranteed as to certain payments by BES, issued in August 1999 by ESOL. ESOL is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. ESOL’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– USD 250 million of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.95% guaranteed as to certain payments by BES, issued in November 1996 by BES Overseas Limited (BESOL). BESOL is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. BESOL’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

– EUR 127.8 million (formerly DEM 250 million) of 6.8% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas Limited (ESFG Overseas) and EUR 153.4 million (formerly DEM 300 million) of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.7%, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas. ESFG Overseas is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of ESFG and its subsidiaries. ESFG Overseas’ ordinary shares, which are its only class of securities with full voting rights, are owned entirely by ESFG.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 18 — SHAREHOLDERS’ EQUITY

Ordinary shares

During the three year period ended December 31, 2002 the number of issued ordinary shares was 47 908 555.

Treasury shares

An extraordinary general meeting of December 3, 1998 authorised ESFG to buy back up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general meeting agreed to extend this authorisation for an additional 18 months under the same conditions. This authorisation was not further renewed.

A summary of the movement on the treasury shares of ESFG is presented below, excluding movement in treasury shares at the subsidiaries’ level, which net of minority interest totalled EUR 35.9 million (2001: EUR 73.1 million).

	Year ended December 31,
	2001		2002
	Number of shares	In millions of Euro	Number of shares	In millions of Euro

Balance at the beginning of the year	3 284 211	49.9	4 399 627	73.1
Purchases	1 827 400	35.5	527 600	10.3
Sales	—	—	(2 175 000)	(38.5)
Exchange against shares ESF (Portugal)	(711 984)	(12.3)	—	—
Attribution to Bonus shares	—	—	(429 813)	(9.0)

Balance at the end of the year	4 399 627	73.1	2 322 414	35.9

During 2000 and 2001, the Company exchanged a total of 3,668,455 of its own shares for an additional 10% (2000: 8.9%, – 2001: 1.1%) of ESF (Portugal), thus raising its voting and economic interest to 100% at December 31, 2001 (2000: 98.9%).

Legal reserve

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. This legal reserve is not available for distribution.

Within the context of the legal requirements applicable to the Group and its subsidiaries, a minimum of 10% of annual net income must be transferred to a legal reserve until the balance in the reserve is equal to the amount of share capital. The reserve is used to absorb losses in the event that retained earnings and other reserves are eliminated. It may also be used to increase the amount of share capital in the event of a one-for-one bonus issue or a share dividend, but is otherwise not available for distribution.

At December 31, 2002, total retained earnings of all ESFG companies attributable to such legal reserves, net of minority interests, amounted to EUR 70.1 million (2001: EUR 89.6 million).

Revaluation reserve

BES, BIC and the Group’s subsidiaries involved in the insurance sector have revalued their Property and equipment in accordance with applicable legislation (see Note 2) and recorded the surpluses as a revaluation reserve. However, under Portuguese legislation, the revaluation reserve is not available for distribution in cash,

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

but is available for incorporation into share capital or to absorb accumulated losses and, in the case of insurance companies, can also be utilized to compensate unrealised losses (of real estate/ securities).

As at December 31, 2002, the revaluation reserve was incorporated in capital (Banking sector) or used to absorb unrealised losses (Insurance sector).

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Goodwill

As at November 1997, the unamortised net goodwill of EUR 199.5 million was fully written off against share premium (EUR 114.6 million) and retained earnings (EUR 84.9 million). Since then Goodwill is charged directly against reserves in the year of acquisition (see Note 2).

The component of goodwill and the related accumulated amortisation, the net amount of which is fully written off against reserves is as follows:

	December 31,

	2001			2002

	(In millions of Euro)
ESFG Subsidiaries	Total gross goodwill	Accum. amort.	Net goodwill	Date	Amount	Total gross goodwill	Accum. amort.	Net goodwill

BES	253.9	44.3	209.6	1991	116.2	257.3	44.3	213.0
				1992	30.9
				1999	15.7
				2000	67.9
				2001	16.1
				2002	3.4
				Other	7.1
Tranquilidade	254.0	28.0	226.0	1991	78.1	254.0	28.0	226.0
				2000	170.2
				Other	5.7
BESI SA	20.8	8.5	12.3	1986	8.4	20.8	8.5	12.3
				1989	7.9
				2000	3.1
				Other	1.4
BIC	9.2	4.3	4.9	1986	2.8	9.2	4.3	4.9
				1987	5.9
				1991	3.1
				*1996	(6.7)
				2000	1.5
				Other	2.6
ESB	7.5	6.1	1.4	1985	8.9	7.5	6.1	1.4
				2000	(1.8)
				Other	0.4
Inter Atlantico	17.9	—	17.9	1999	14.5	—	—	—
				2000	2.9
				2002	(17.9)
				Other	0.5
BESV	(29.9)	—	(29.9)	1985	5.9	(29.9)	—	(29.9)
				2000	(36.5)
				Other	0.7
ESIA	11.3	—	11.3	2000	11.3	11.3	—	11.3
ESAF	21.3	—	21.3	2000	26.5	21.3	—	21.3
				2001	(5.2)
Others	10.1	2.4	7.7	1985	2.7	17.9	2.4	15.5
				2000	4.1
				2001	3.0
				2002	7.8
				Others	0.3

TOTAL	576.1	93.6	482.5			569.4	93.6	475.8

*	In 1996, the Group disposed of 12.7% of its interest in BIC.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 19 — PROVISIONS

The movements in provisions included in assets and liabilities for the period ended December 31, 2001 and 2002 were as follows:

	Provisions included in Assets

	Interest- earning deposits with banks	Investment securities	Debtors arising out of direct insurance and reinsurance operations	Other equity holdings	Loans and advances to customers	Invesment in real estate	Total

	(In millions of Euro)
Balance 31.12.2000	0.5	180.3	15.3	47.4	625.6	7.3	877.7

Exchange differences and others	—	1.2	—	—	(2.6)	—	(1.4)
Transfers	—	1.0	—	—	12.6	(0.3)	13.3
Charge for the year	—	278.2	1.3	23.1	200.3	1.0	502.6
Release of the period	—	(145.5)	—	—	(57.2)	(0.6)	(203.3)
Write-offs	—	(37.1)	—	—	(141.3)	(0.5)	(178.9)

Balance 31.12.2001	0.5	278.1	16.6	70.5	637.4	6.9	1 010.0

Aviso no 4/2002	—	4.8	—	24.4	—	—	29.2
Exchange differences and others	—	(0.4)	—	—	5.8	—	5.4
Transfers	—	23.3	—	(18.8)	10.6	0.1	15.2
Charge for the year	—	286.2	0.8	—	312.0	3.2	602.2
Release of the period	—	(109.5)	(1.1)	(20.4)	(80.2)	(0.4)	(211.6)
Write-offs	—	(50.3)	—	(25.6)	(103.0)	(0.4)	(179.3)

Balance 31.12.2002	0.5	432.2	16.3	30.1	782.6	9.4	1 271.1

	Provisions included in Liabilities

	Provision for pension and similar charges	Provision for general banking risks	Provision for other risks and charges	Total

	(In millions of Euro)
Balance 31.12.2000	3.7	23.2	13.2	40.1

Transfers	—	1.8	37.2	39.0
Charge for the year	1.6	14.7	9.9	26.2
Release of the period	—	(8.7)	(7.5)	(16.2)
Write-offs	(5.3)	—	(6.5)	(11.8)

Balance 31.12.2001	—	31.0	46.3	77.3

Exchange differences and others	7.6	0.8	12.4	20.8
Transfers	—	(17.7)	2.5	(15.2)
Charge for the year	0.7	6.5	20.3	27.5
Release of the period	—	(6.0)	(19.0)	(25.0)
Write-offs	(3.6)	—	(5.6)	(9.2)

Balance 31.12.2002	4.7	14.6	56.9	76.2

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 20 — INSURANCE REVENUES

Insurance revenues are analysed as follows:

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)
Insurance premiums
– life sector	981.6	798.5	702.1
– non-life sector	347.4	369.5	378.2
Net Investment income	189.3	179.0	136.7
Other income	6.9	1.9	2.0

Total	1 525.2	1 348.9	1 219.0

Gross written premiums from the life assurance business are analysed as follows:

	Year ended December 31,
	2001	2002

	(In millions of Euro)
Gross written premiums
Individual policies	754.7	651.7
Group policies	43.8	50.4

	798.5	702.1

Annual premiums	226.5	125.6
Single premiums	572.0	576.5

	798.5	702.1

Contracts without profit sharing	63.6	225.7
Contracts with profit sharing	612.6	332.3
Contracts where the investment risk is borne by the policy holders	122.3	144.1

	798.5	702.1

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Gross written premiums and earned premiums from non-life business are analysed as follows:

	Year ended December 31,
	2001		2002
	Written premiums	Earned premiums	Written premiums	Earned premiums

	(In millions of Euro)
Direct business
Accident and health	102.3	103.8	98.2	100.0
Fire and other hazards	63.6	62.5	68.1	65.1
Motor	190.0	184.9	199.3	194.5
Maritime, airline and transportation	8.3	8.3	9.7	9.8
Third party liability	6.6	6.4	6.6	6.2
Credit and suretyship	0.8	0.9	0.7	0.7
Other	1.3	1.3	1.8	1.8

	372.9	368.1	384.4	378.1
Reinsurance accepted	1.2	1.4	—	0.1

	374.1	369.5	384.4	378.2

NOTE 21 — OTHER OPERATING INCOME

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)

Reimbursment of sundry expenditures	4.7	4.3	2.9
Interest income on non-accrual loans	4.6	4.9	8.2
Recovery on overdue loans	9.6	2.9	2.4
Sundry banking services	67.0	86.1	91.2
Non-banking sundry services	1.5	16.5	15.0
Profit on sale of subsidiaries	14.1	—	8.4
Profit on disposal of fixed assets	2.6	5.9	5.3
Others	15.1	12.2	19.0

	119.2	132.8	152.4

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 22 — SALARIES AND BENEFITS

As at 31 December 2002 and 2001 the ESFG number of employees was distributed among the following broadly defined business areas:

December 31
	2001	2002

Banking sector employees	9 601	8 777
Insurance sector employees	1 368	1 350

	10 969	10 127

Hereunder the distribution by category:

	December 31,
	2001	2002

Senior management	723	748
Management	1 474	1 430
Specific functions	3 690	2 853
Administrative employees	4 655	4 389
Ancillary services	225	551
In branches abroad	202	156

	10 969	10 127

NOTE 23 — INSURANCE BENEFITS AND CLAIMS

	Year ended December 31,
	2000	2001	2002

	(In millions of Euro)
Claims and other reserves
– life sector	1 069.7	896.6	803.1
– non-life sector	212.6	242.0	235.2
Participation to results	20.2	22.8	14.8

Total	1 302.5	1 161.4	1 053.1

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Claims and other reserves for the life sector are as follows:

	Year ended December 31,

	2001	2002

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	418.9	362.0
Reinsurance share	(2.1)	(2.5)

	416.8	359.5

Change in claims reserve
Gross amount	10.2	17.1
Reinsurance share	(0.3)	(0.1)

	9.9	17.0

	426.7	376.5

Change in life assurance reserve
Gross amount	357.7	306.1
Reinsurance share	(0.1)	(0.1)

	357.6	306.0

Change in reserve for life assurance where the investment risk is borne by the policyholders	112.3	120.6

	896.6	803.1

Claims and reserves for the non-life sector are as follows:

	Year ended December 31,

	2001	2002

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	254.0	247.6
Reinsurance share	(36.1)	(24.1)

	217.9	223.5

Change in claims reserve
Gross	30.8	12.1
Reinsurance share	(5.8)	3.8

	25.0	15.9

Change in other insurance reserves	(0.9)	(4.2)

	242.0	235.2

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The gross amount of claims paid and change in claims reserve are as follows:

	December 31,

	2001		2002

	Claims paid	Change in claims reserve	Claims paid	Change in claims reserve

	(In millions of Euro)
Direct business
Accident and health	78.3	11.6	77.4	(3.4)
Fire and other hazards	35.7	7.0	28.7	1.2
Motor	129.4	11.0	131.8	13.5
Maritime, airline and transportation	6.0	0.3	5.4	0.3
Third party liability	2.5	0.7	2.6	0.7
Credit and suretyship	0.5	(0.3)	1.2	(0.5)
Legal	0.1	—	0.1	—
Other	0.8	0.5	0.4	0.1

	253.3	30.8	247.6	11.9
Reinsurance accepted	0.7	—	—	0.2

	254.0	30.8	247.6	12.1

NOTE 24 — OTHER EXPENSES

	Year ended December 31,

	2000	2001	2002

	(In millions of Euro)
Membership and donations	2.0	2.2	2.1
Administrative expenses	188.1	217.3	211.8
Contribution to the depositors guarantee fund	2.9	3.1	3.3
Direct and indirect taxes other than income tax	6.2	14.8	12.3
Legal fees	6.3	7.8	5.9
Advertising	26.4	25.8	28.6
Consultancy	14.8	20.8	18.2
Travel and representation expenses	20.7	24.4	23.4
Others	23.8	27.2	36.8

	291.2	343.4	342.4

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 25 — INCOME TAXES

Income tax expense is analysed as follows:

	Year ended December 31,

	2000	2001	2002

	(In millions of Euro)
Current
Portugal	62.3	35.8	35.9
Other	14.0	12.9	9.3
Deferred
Portugal	—	—	(31.2)
Other	(1.7)	0.7	0.2

	74.6	49.4	14.2

Tax attributable to minority interests	46.4	27.1	14.7

A reconciliation between the statutory income tax rate in Portugal and the effective tax rate of the Group is shown in the following table (percentages):

	Year ended December 31,

	2000		2001		2002

Portuguese statutory rate	35.2%		35.2%		33.0%
Decrease of statutory rate in Portuguese Group companies due to:
Tax benefits on interest income from Portuguese government securities	(0.8%	)	(1.8%	)	(2.3%	)
Tax benefits on distribution of bonus payments to employees	(2.5%	)	(4.4%	)	(8.9%	)
Tax benefits on tax-exempt operations	(11.3%	)	(12.8%	)	(40.6%	)
Tax benefits on equity write-off related with early retirement	(0.6%	)	(17.6%	)	(29.5%	)
Other taxable costs and non-tax income (net)	1.2%		10.5%		14.9%
Deferred tax assets	—		—		27.1%
Negative results with no tax effect	—		15.3%		13.4%
Other	—		—		(1.2%	)
Decrease of statutory rate in non-Portuguese Group companies	(0.3%	)	(3.2%	)	(1.6%	)
Increase of statutory rate in non-Portuguese Group companies due to:
– tax on dividends received	—		1.5%		2.3%
– tax not recognised on negative results	—		6.5%		13.3%

Effective tax rate	20.9%		29.2%		19.9%

For the purpose of its corporate income tax calculations of 2001 and 2000 BES has treated the amount of early retirements extraordinary costs written-off against equity in 2001 and 2000 (EUR 67.0 million and EUR 139.0 million, respectively) as a taxable equity charge. As a result of this, BES had an estimated favourable fiscal effect in the year 2001, of EUR 23.0 million caused by the use of approximately EUR 85.0 million of these costs. The remaining balance of these early retirement costs were included in the tax losses amounting to EUR 143.0 million carried forward as at December 31, 2001, which will be set off against BES’s Portuguese income tax in future years. Taking in consideration the Bank of Portugal accounting rules, described in Note 2, no deferred tax asset was accounted for by BES in relation to these losses carried forward.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

In 2002 Tranquilidade-Vida recognised a deferred tax asset, included under Other assets (see Note 9) of EUR 35.9 million of which EUR 4.7 million were taken to retained earnings of the companies and EUR 31.2 million to the statement of income of the year.

The following table presents income before income taxes and minority interests split between Portuguese and non-Portuguese Group companies:

	Year ended December 31,

	2000	2001	2002

	(In millions of Euro)
Portugal	264.9	145.7	78.0
Other	156.0	83.9	39.4

	420.9	229.6	117.4

The principal subsidiaries of the Group operate in Portugal and are subject to corporate taxation. The Portuguese tax authorities have the right to review and, if necessary, amend the annual tax return for a period of generally 4 years after the year to which it relates or 6 years for reported tax losses. It is not possible to give a precise estimate of the adjustments which might eventually be made by the tax authorities. However, in the opinion of the Board, it is not expected that any additional assessments will be made for amounts significant to the financial statements. The subsidiaries operating outside of Portugal are also subject to corporate taxes.

NOTE 26 — EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of ordinary shares outstanding, which includes contingently issuable shares where all necessary conditions for issuance have been satisfied. For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

The computation of basic and diluted EPS for the years ended December 31 is presented in the following table:

	2000	2001		2002

	(In millions of Euro, except per share data)
Net income (loss)	106.3	11.0		(45.1)
Numerator for diluted earnings per share	106.3	11.0	(1)	(45.1	)(1)
Denominator for basic earnings per share – weighted-average Shares	43 943 526	44 253 510		43 253 371
Denominator for diluted earnings per share – Weighted-average number of ordinary shares and dilutive potential ordinary shares	43 943 526	44 253 510	(1)	43 253 371	(1)
Basic earnings per share	2.42	0.25		(1.04)
Diluted earnings per share	2.42	0.25	(1)	(1.04)
(1)
Interest expense per share obtainable on conversion, net of taxes, attributable to the convertible bonds (see Note 16), amounts to EUR 0.94 (2001: EUR 1.14), thus exceeding the basic EPS; as such the convertible bonds interest are excluded from the calculation of diluted earnings per share due to the resulting antidilutive effect.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 27 — PENSION PLAN

As described in Note 2, the Group’s companies operate defined pension plans for their employees and their dependants under which the benefits only vest on the earlier of retirement, death or incapacity.

The actuarial valuation of pension liabilities for the Group companies is performed annually, with latest valuation performed as at December 31, 2002.

In accordance with the requirements of the respective regulatory authority (see Note 2), the key assumptions considered in the actuarial studies for December 31, 2001 and 2002 used to determine the present value of the pension benefits for the employees are as follows:

	Insurance	Insurance	Banking	Banking
	2001	2002	2001	2002

Method of estimation	Projected unit credit
Mortality table	TV 73/77	TV 73/77	TV 73/77	TV 73/77
Salaries increase rate	3.00%	3.00%	3.00%	3.00%
Rate of return on assets	6.00%	6.00%	6.00%	6.00%
Rate of growth of pensions	0.00%	0.00%	2.00%	2.00%
Discount rate	4.00%	3.00%	6.00%	6.00%

No disability retirements are considered in the calculations of total liabilities.

The foregoing assumptions are in accordance with guidelines issued by the Bank of Portugal and the ISP.

At December 31, 2002 the number of participants covered by the pension plan is as follows:

Employees	6 728
Pensioners	4 233
Widows and other direct relatives	777

Total participants	11 738

Pension liabilities and fair value of plan assets as at December 31, 2001 and 2002 are the following:

	December 31,

	2001	2002

Total liabilities	1 058.1	1 201.8
Fair value of plan assets	(967.4)	(1 132.9)
Accruals	—	(1.2)

	90.7	67.7
Unrecognised prior service costs	(94.7)	(72.9)

Excess coverage	4.0	5.2

Additionally, Tranquilidade has transferred part of its liability to Tranquilidade Vida, through the acquisition of life insurance policies. The number of pensioners covered by these policies are 449, and the total liability amounts to EUR 16.9 million, which is included in insurance reserves, life insurance provisions of Tranquilidade Vida.

The unrecognised prior service costs relates to the amount of the shortfall calculated as at December 31, 1994 regarding employees with estimated retirement date after December 31, 1997, which, according to the accounting policy described in Note 2, is charged to the statement of income on a systematic basis during the expected service years of these employees.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The pension liabilities increased in 2002 as follows:

December 31,

2002

(In millions of Euro)
Liabilities at the beginning of the year	1 058.1
Service cost	16.2
Interest cost	63.8
Early retirement	86.1
Benefits paid	(74.9)
Actuarial losses	46.6
Integration of BES Azores	5.9

Liabilities at the end of the year	1 201.8

Pensioners	904.2
Employees	297.6
Unrecognised prior service costs	(72.9)

Liabilities to be covered	1 128.9

Fair value of plan assets	1 132.9
Accruals	1.2

Total coverage	1 134.1

Excess coverage	5.2

Liabilities for future services	321.0

The fair value of plan assets changed during 2002 as follows:

December 31,

2002

(In millions of Euro)
Opening balance	967.4
Integration of BES Azores	7.5
Group contributions	316.3
Pensions paid	(73.6)
Actual return on plan assets	(84.7)

Year end balance	1 132.9
Accruals	1.2

Total coverage	1 134.1

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The amount recognised as a cost by the Group in 2002 amounts to EUR 63.1 million (2001: EUR 43.9 million, 2000: EUR 37.1 million) and includes:

December 31,

2002

(In millions of Euro)
Service cost	16.2
Interest cost	63.8
Expected return on plan assets	(54.5)

Current expenses	25.5
Actuarial gains/(losses) – insurance business	5.6
Amortisation of actuarial gains/(losses) – banking business	0.2
Curtailment costs – insurance business	2.5
Amortisation of curtailment costs – banking business	8.1
Amortisation of recognised prior service costs – banking business	8.7
Antecipation of unrecognised prior service costs – banking business	12.5

Liabilities accrued in the period	63.1

In 2002, following an authorisation by the ISP, Tranquilidade deferred for a period of three years the curtailment costs amounting to EUR 7.0 million incurred in the year and it recognised in the statement of income an amount of EUR 2.5 million.

The movements in Deferred actuarial losses in the year are as follows:

December 31,

2002

(In millions of Euro)
Opening balance	87.3
Curtailment costs
– Banking business	79.1
– Insurance business	4.5
Actuarial gains and losses generated in the year	180.2
Amortisation of curtailment costs – banking business	(8.1)
Amortisation of actuarial gains/(losses) – banking business	(0.2)
Other	(0.9)

341.9
Deferred actuarial losses – corridor (see Note 9)	113.5

Deferred actuarial losses – outside the corridor (see Note 9)	228.4

The amount of Deferred actuarial losses – outside the corridor will be amortised over a period of 10 years as referred in Note 2, except for the Curtailment costs for the year – Insurance business that will be taken to the statement of income over a period of two years.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Comparison between assumptions used and the actual values obtained in 2002 is as follows:

	ACTV Fund		Open-end Pension Fund

	Assumption	Actual (2001)	Assumption	Actual (2002)

Increase in future compensation levels	3%	3,2%	3%	3,2%
Expected return on plan assets	6%	(9,9)%	6%	(4,7)%
Pension increase rate	2%	3,2%	2%	3,2%

The pension fund’s assets used by the Group, as at 31 December 2002, refer only to premises in the amount of EUR 41.2 million (2001: EUR 50.8 million). During 2002, the Group sold to the pension fund 22.4 million shares of VTR, SGPS, SA for EUR 32.0 million. This transaction generated a surplus of EUR 9.6 million in Group’s financial statements and is expected that it will generate an equal gain in the pension fund.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 28 — FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

The following table presents the Group’s business geographical distribution as at and for the three years ended December 31, 2002. Total revenues represent total interest and other income, and operating income represents income before income taxes and minority interests.

2002	Total revenues	Operating income	Identifiable assets

	(In millions of Euro)
Portugal	3 375.1	80.5	40 515.0
Spain	161.1	11.7	2 751.9
Switzerland	51.2	26.8	468.7
France	51.0	1.4	721.8
Others	57.2	(3.0)	1 131.2

Consolidated total	3 695.6	117.4	45 588.6

2001	Total revenues	Operating income	Identifiable assets

	(In millions of Euro)
Portugal	3 572.2	153.2	38 179.9
Spain	214.7	1.8	1 983.2
Switzerland	62.8	38.2	485.0
France	77.8	14.5	735.3
Others	89.4	21.9	1 365.1

Consolidated total	4 016.9	229.6	42 748.5

2000	Total revenues	Operating income	Identifiable assets

	(In millions of Euro)
Portugal	3 466.3	301.7	31 072.3
Spain	166.1	5.3	2 941.8
Switzerland	74.0	47.9	528.2
France	48.7	6.3	1 358.3
Others	125.8	59.7	1 481.5

Consolidated total	3 880.9	420.9	37 382.1

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 29 — SEGMENTS

Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker, or decision making group, in assessing the segments’ performance. The results are presented based on the segments as reviewed separately by the Chairman and Chief Executive Officer, as well as other members of senior management.

ESFG’s two main segments are Banking and Insurance. Banking comprises banking, leasing, consumer credit, asset management, brokerage, factoring and others. Insurance comprises Life insurance and Non-life insurance.

The accounting policies of the Group’s operating segments are, in all material respects, consistent with those described in Note 2.

The following tables present segment income before tax and minority interest for the years ended December 31:

2002	Net interest revenues(1)	Other revenues	Total revenues	Total expenses	Pretax income(2)

	(In millions of Euro)
Banking	746.4	406.6	1 153.0	857.2	295.8
Leasing	37.4	2.6	40.0	16.3	23.7
Consumer credit	52.6	30.5	83.1	49.0	34.1
Asset management	2.6	69.2	71.8	42.8	29.0
Brokerage	1.7	24.1	25.8	33.5	(7.7)
Factoring	15.8	2.1	17.9	4.4	13.5
Others	—	60.1	60.1	93.7	(33.6)

Total banking	856.5	595.2	1 451.7	1 096.9	354.8

Life insurance	105.9	697.7	803.6	956.8	(153.2)
Non-life insurance	19.1	396.3	415.4	440.3	(24.9)

Total insurance	125.0	1 094.0	1 219.0	1 397.1	(178.1)

Corporate	(33.6)	(6.2)	(39.8)	19.5	(59.3)

TOTAL	947.9	1 683.0	2 630.9	2 513.5	117.4

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

2001	Net interest revenues(1)	Other revenues	Total revenues	Total expenses	Pretax income(2)

	(In millions of Euro)
Banking	684.9	341.0	1 025.9	751.5	274.4
Leasing	34.2	2.3	36.5	13.3	23.2
Consumer credit	45.2	25.4	70.6	41.6	29.0
Asset management	3.0	62.8	65.8	38.8	27.0
Brokerage	0.3	54.9	55.2	62.4	(7.2)
Factoring	17.8	1.1	18.9	4.8	14.1
Others	0.5	31.1	31.6	51.0	(19.4)

Total banking	785.9	518.6	1 304.5	963.4	341.1

Life insurance	150.7	796.0	946.7	947.6	(0.9)
Non-life insurance	13.9	388.3	402.2	470.4	(68.2)

Total insurance	164.6	1 184.3	1 348.9	1 418.0	(69.1)

Corporate	(26.8)	3.5	(23.3)	19.1	(42.4)

TOTAL	923.7	1 706.4	2 630.1	2 400.5	229.6

2000	Net interest revenues(1)	Other revenues	Total revenues	Total expenses	Pretax income(2)

	(In millions of Euro)
Banking	576.7	466.6	1 043.3	716.7	326.6
Leasing	27.2	2.6	29.8	15.2	14.6
Consumer credit	37.2	21.2	58.4	34.7	23.7
Asset management	2.5	62.4	64.9	29.9	35.0
Brokerage	(0.1)	18.2	18.1	8.2	9.9
Factoring	9.4	3.3	12.7	3.5	9.2
Others	0.6	24.7	25.3	39.9	(14.6)

Total banking	653.5	599.0	1 252.5	848.1	404.4

Life insurance	119.8	1 005.3	1 125.1	1 101.0	24.1
Non-life insurance	23.3	376.8	400.1	409.2	(9.1)

Total insurance	143.1	1 382.1	1 525.2	1 510.2	15.0

Corporate	(7.8)	11.3	3.5	2.0	1.5

TOTAL	788.8	1 992.4	2 781.2	2 360.3	420.9

(1)	Insurance interest income is shown in the statement of income under insurance revenues
(2)	Pre-tax income represents income before income taxes and minority interest

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The following table presents segment assets at December 31:

	2001	2002

	(In millions of Euro)
Banking	36 588.4	37 777.0
Leasing	1 074.4	938.8
Consumer credit	527.6	583.4
Asset management	133.9	142.2
Brokerage	33.5	1 221.6
Factoring	394.9	467.2
Others	128.1	247.7

Total banking	38 880.8	41 377.9

Life insurance	3 221.1	3 547.8
Non-life insurance	616.3	617.3

Total insurance	3 837.4	4 165.1

Corporate	30.3	45.6

TOTAL	42 748.5	45 588.6

NOTE 30 — RELATED PARTY TRANSACTIONS

ESIH and certain of its subsidiaries have extensive transactions and relationships with members of the ESFG Group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The following is a summary of significant balance sheet and statement of income positions with related parties.

BALANCE SHEET TRANSACTIONS
	December 31,
	2001	2002

	(In millions of Euro)
ASSETS
Other interest-earnings deposits	—	3.1
Investment securities available for sale	0.2	2.5
Loans and advances to customers(1)	917.0	887.2
Other assets	5.2	6.5

TOTAL ASSETS	922.4	899.3

LIABILITIES
Demand and time deposits	35.0	24.9
Accrued interest and other liabilities	25.6	53.2

TOTAL LIABILITIES	60.6	78.1

(1)	Loans and advances to customers include advances made to ESIH and certain of its other subsidiaries which in large part are utilized to fund long-term investments and construction projects.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The following is a summary of movements in loans and advances to related parties:

	December 31,

	2001	2002

	(In millions of Euro)

At beginning of year	1 182.2	917.0
New loans and advances	299.9	94.8
Repayments in cash	(565.1)	(124.6)

At end of year	917.0	887.2

The loans relate to the following entities:

	December 31,

	2001	2002

	(In millions of Euro)

Directors(1)	173.9	192.8
Espírito Santo BVI Participation Ltd	204.1	180.1
Espírito Santo Industrial SA	31.9	32.7
Espírito Santo Property Holding SA	43.0	45.4
Espírito Santo International Holding SA	221.9	247.7
Espírito Santo Resources Ltd	178.4	92.5
Es Saude, SGPS	—	20.0
Portugalia	19.4	50.2
Others	44.4	25.8

At end of year	917.0	887.2

(1)	Includes EUR 189.9 million (2001: EUR 171.0 million) of loans to companies controlled by non-executive Directors.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Statement of Income
	December 31,

	200	2001	2002

	(In millions of Euro)
Interest income
Interest on loans	89.0	57.9	33.9
Interest and dividends on securities	2.1	—	—

Total interest income	91.1	57.9	33.9

Interest expense
Interest on deposits	2.1	1.2	0.4

Total interest expense	2.1	1.2	0.4

Other income
Fee and commission income	0.2	0.9	1.3
Insurance revenues	1.5	1.5	2.6
Net gains on foreign currency transactions	8.5	9.4	6.6
Other operating income	0.1	0.2	0.2

Total other income	10.3	12.0	10.7

Other expenses	2.4	1.5	0.4

NOTE 31 — COMMITMENTS, CONTINGENCIES AND DERIVATIVE AND OTHER INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Group makes various commitments and incurs certain contingent liabilities, which are referred to on the balance sheet, but are not reflected therein, as follows:

	December 31,

	2001	2002

	(In millions of Euro)
Contingent liabilities
Guarantees and letters of credit	4 417.8	4 520.5
Open documentary credits	260.3	254.5
Commitments
Revocable credit lines granted	2 217.2	2 726.1
Irrevocable credit lines granted	882.5	815.9

Documentary credits and guarantees are conditional commitments issued by the Group to guarantee the performance of the customer to a third party. Documentary credits are primarily issued as credit enhancements for public and private borrowing arrangements. The credit risk involved in issuing documentary credits is similar to that involved in extending credit facilities to customers. Risks associated with documentary credits and guarantees are usually reduced by participations by third parties.

At December 31, 2001 guarantees and letters of credit include one guarantee given to the Bank of Portugal constituted by securities held by the Group. This guarantee, which is related to the SPGT system (Sistema de Pagamento de Grandes Transacções) amounts to EUR 130.0 million (2000: EUR 327.0 million), collateralises irrevocable credit lines.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Commitments are contractual agreements to extend credit which generally have fixed expiry dates or other termination clauses and usually require payment of a fee. Substantially all of the Group’s commitments to extend credit are contingent upon the customers maintaining specific standards at the time of granting the credit.

Because many of the commitments, guarantees and documentary credits are expected to expire without being called, the total amounts do not necessarily represent future cash requirements.

The Group requires collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral may include deposits held with financial institutions, securities or other assets.

Derivative financial instruments with off-balance sheet risk

In the normal course of business, the Group is party to a variety of derivative financial instruments with off-balance sheet risk. The Group uses derivative financial instruments for: 1) trading purposes; 2) to manage its exposure to fluctuations in interest rates, foreign exchange rates and equity prices; 3) to meet the financing needs of its customers. Derivative financial instruments represent contracts with counterparties where payments are made, to or from the counterparty based upon specific interest rates and/or exchange rates, on terms predetermined by the contract. Such derivatives and foreign exchange financial instruments involve, to varying degrees, credit risk, market risk and liquidity risk.

Credit risk represents the maximum potential accounting loss due to possible non-performance by obligors and counterparties under the terms of the contracts. The Group considers the true measure of credit risk to be the replacement cost of the derivative or foreign exchange product should the counterparty default prior to the settlement date.

Market risk represents the possibility that a change in interest rates, currency exchange rates or equity prices, will cause the value of a financial instrument to decrease or become more costly to settle. The market risk associated with derivatives can be significant since large exposures can be created with a reduced initial investment compared to the investment required for similar exposures in the cash markets. The management of market risk arising from derivatives business is monitored by BES Global Risk Department .

Liquidity risk represents the capacity to meet short-term financial obligations, which in particular markets affect the capacity to liquidate the Group’s position without leading to adverse impacts on the market prices. The notional principal of derivative financial instruments represents the amount on which the interest and other payments in a transaction are based. For most of the derivative financial instruments, such as interest rate swaps, currency and interest rate swaps, forward rate agreements, futures and currency and interest rate options, the notional amount does not represent an effective credit exposure, but instead (except for currency and interest rate swaps), represents the basis for assessing exchanged cash flows.

Most of the Group’s forward currency contracts are conducted with regulated financial institutions, within defined counterparty limits set for each overseas branch, subsidiary and head office, and for the BES Group on an overall basis, and settled within six months.

Derivative and foreign exchange instruments used for trading purposes

The credit risk, estimated fair value and carrying amount associated with the Group’s trading activities are disclosed in the table below.

For the Group’s trading activities, the effects of changes in market conditions, namely interest rates, currency exchange rates and equity prices, have been reflected in trading revenue (unrealised and realised gains or losses), since traded instruments are “marked-to-market” on a daily basis.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Derivative and foreign exchange instruments used for purposes other than trading

The Group’s principal objective in using derivatives for purposes other than trading is for its asset-liability management activities, which include setting guidelines for the balance sheet structure, capital allocation and management of interest rate, foreign exchange, equity price and liquidity risk for the entire balance sheet, the main goal of which is to protect the net interest margin of the Group. For that purpose, the Group mainly uses interest rate swaps, currency swaps, currency and interest rate swaps and forward rate agreements to hedge the interest rate and foreign exchange risk of certain assets and liabilities. The Group also uses derivatives for the creation of hedging structures to immunize or reduce the Group’s trading activity in bonds. For that purpose, the Group uses interest rate swaps, currency interest rate swaps, currency and equity options, interest rate caps, floors and futures contracts.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

The notional amounts, estimated fair value, carrying amount and credit risk exposure of these financial instruments at December 31, are as follows:

	2001				2002

	Notional amount(1)	Estimated fair value(2)	Carrying amount(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying amount(3)	Credit exposure(4)

	(In millions of Euro)
Over the counter (OTC) Derivatives
Foreign exchange contracts
Spot
Purchase	289.1	(0.3)	—	—	—	—	—	—
Sell	289.4				—
Forward
Trading
Purchase	34.9	0.4	0.4	0.4	24.4	—	—	0.2
Sell	34.7				24.5
Other than trading
Purchase	989.9	(0.2)	0.7	0.5	1 088.8	(1.0)	0.6	0.7
Sell	989.5				1 089.2
Currency swaps
Trading
Purchase	35.7	(0.1)	(0.1)	—	89.2	3.3	3.3	5.3
Sell	36.3	85.2
Other than trading
Purchase	10 151.8	(0.7)	1.6	106.6	10 182.6	(25.8)	250.7	308.4
Sell	10 130.1				10 211.7
Interest rate swaps
Trading	23 990.5	96.5	96.5	511.9	16 640.2	34.1	33.2	520.0
Other than trading	2 143.6	(21.1)	10.3	23.7	4 364.9	37.8	85.0	59.3
Credit default swaps
Trading	1 213.7	(7.7)	(7.7)	6.7	888.8	(13.2)	(13.2)	15.9
Other than trading	3.4	1.6	—	1.6	43.9	2.0	—	2.9
Equity/index swaps
Trading	348.9	(19.4)	(19.4)	2.2	819.8	2.0	2.0	8.7
Other than trading	401.7	(10.3)	(3.1)	9.1	444.1	(1.4)	(0.7)	5.0
Currency interest rate swaps
Trading
Purchase	96.6	4.0	4.0	4.0	100.1	(1.6)	(1.6)	2.8
Sell	90.6				105.8
Other than trading
Purchase	107.2	3.5	(1.1)	5.8	79.0	(6.6)	0.6	0.6
Sell	100.5				83.1
Forward rate agreements
Trading	23.4	—	—	—	189.5	(4.5)	(4.5)	—
Other than trading	56.7	—	—	—	213.4	(0.1)	—	—

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

	2001				2002

	Notional amount(1)	Estimated fair value(2)	Carrying amount(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying amount(3)	Credit exposure(4)

	(In millions of Euro)
Currency options
Trading
Purchase	260.3	2.3	3.0	2.3	86.4	1.6	1.9	1.7
Sell	260.5	(1.4)	(1.8)	—	39.8	(0.2)	(0.4)	0.2
Swaption
Trading
Purchase	60.0	(0.6)	(0.5)	—	195.4	(1.7)	7.1	—
Sell	60.0	0.6	0.6	0.6	238.9	2.1	(8.2)	2.1
Other than trading
Sell	10.0	—	0.1	—	—	—	—	—
Equity options
Trading
Purchase	54.3	21.3	19.5	21.6	134.8	6.4	14.3	9.1
Sell	26.8	—	1.2	—	106.2	(3.9)	(6.2)	0.7
Index/Options
Trading
Purchase	108.1	(9.0)	(6.3)	1.3	40.6	(3.2)	4.0	—
Sell	95.2	0.6	1.8	5.5	36.7	2.9	(3.2)	2.9
Other than trading
Sell	3.5	(0.6)	0.1	—	—	—	—	—
Interest rate caps and floors
Trading
Purchase	2 323.8	8.2	8.2	8.2	1 186.7	(3.3)	0.7	2.9
Sell	3 198.6	(9.1)	(9.1)	—	1 299.4	1.7	(3.9)	5.2
Exchange traded Derivatives
Currency options
Trading
Purchase	5.7	—	—	—	—	—	—	—
Sell	—	—	—	—	4.8	—	—	—
Interest Rate Options
Trading
Purchase	18 246.9	—	—	—	7 252.1	—	—	—
Sell	26 425.2	—	—	—	1 990.0	—	—	—
Equity options
Trading
Purchase	4.8	—	—	—	7.4	—	—	—
Sell	13.8	—	—	—	7.7	—	—	—
Futures
Trading	1 021.8	—	—	—	588.5	—	—	—

(1)	Theoretical or notional amount of the contract.
(2)	Estimated fair value represents the (loss) or gain on current position settlement, considering prevailing market conditions and common valuation methodologies.
(3)	Carrying amount represents accrued profit or losses inherent to current positions.
(4)	Credit risk represents the positive difference between amounts receivable and payable on the current positions.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Classes of derivative and foreign exchange instruments

The following classes of derivative and foreign exchange instruments refer to instruments that are used by the Group for purposes of both trading and other than trading, namely hedging and asset/liability management.

The fair value of instruments is intended to mirror their market value. Consequently, the market value is used for those instruments which are traded on a liquid market. For the other Over-the-counter (OTC) instruments standard valuation methods are adopted. In the case of fixed rate and foreign currency instruments (forward rate agreements, swaps, futures, bonds), valuation models based on discounted cash flow analysis are employed, and for option instruments, standard methods such as Black-Scholes and Binomial Trees are employed.

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Foreign exchange forward contracts are contracts for the future receipt or delivery of foreign currency at previously agreed-upon terms. The risks inherent in these contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•
Interest rate swaps are contracts in which a series of interest rate determined cash flows in a specified currency are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged and most interest rate swaps involve the exchange of fixed and floating interest payments. The risks inherent in interest rate swap contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market value of the contracts due to movements in the underlying interest rates.

•
Cross-currency interest rate swaps are contracts that involve the exchange of both interest and principal amounts in two different currencies. The risks inherent in interest rate and cross-currency swap contracts are the potential inability of a counter party to meet the delivery terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest and exchange rates.

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Currency swaps are agreements in which cash in one currency is converted into a different currency through a spot transaction and, simultaneously, a forward exchange agreement is dealt providing for a future exchange of the two currencies in order to recover the initially converted currency. The risks inherent in currency swaps are the potential inability of a counter party to meet the delivery terms of the swap forward leg and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

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Options, including interest rate caps and floors are contracts that allow the holder of the option to purchase or sell a financial instrument or currency at a specified price within a specified period of time from or to the seller of the option. The purchaser of the option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavourable change in the price of the financial instrument or currency underlying the option.

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Equity/Index swaps are contracts where one party agrees to pay the other the total return of a defined underlying equity or index in return for receiving a stream of interest rate based cash-flows. No notional amounts are exchanged. The risks inherent in these contracts are the potential inability of a counter-party to meet the delivery terms of the contract and the risk associated with changes in the market value of the contract due to movements in the underlying equity or index price.

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Credit default swaps are contracts where one counter-party, the protection buyer, pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. The risks inherent in these contracts the potential inability of the protection seller to meet the delivery terms of the contract and the risk associated with the occurrence of a credit event for the protection buyer.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

•
Forward rate agreements are contracts to exchange payments on a certain future date, based on a market change in interest rates from trade date to contract settlement date. The notional amount on which the interest payments are based is not exchanged and the maturity of these agreements is typically less than two years. The risks inherent in forward rate agreements are the potential inability of a counter party to meet the terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest rate.

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Futures are exchange traded contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield or to financially settle the future contract. Futures contracts are settled in cash daily by a clearinghouse and, therefore, there is minimal credit risk to the organisation. Futures are subject to the risk of movements in interest rates, stock indexes or the value of the underlying securities or instruments.

To reduce its exposure to market risk related to the above-mentioned classes of derivative and foreign exchange instruments, the Group may enter into offsetting positions.

The Group’s portfolio of off-balance sheet financial instruments is broadly diversified and is managed with similar practices to those utilized for on-balance sheet instruments for the purpose of precluding material concentration of credit risk.

Significant concentrations of credit risk

Vulnerability from concentrations of credit risk arises because an entity is exposed to risk of loss greater than if it had mitigated its risk through further diversification. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

Legal actions and claims

Group companies are involved in various legal actions and claims. Provisions have been made where quantifiable and deemed necessary. In the opinion of management, after taking appropriate legal advice, the future settlements of such actions and claims will not have a material effect on the Group’s financial position.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

NOTE 32 — FOREIGN EXCHANGE EXPOSURE

At December 31, 2002, assets, liabilities and off-balance sheet items expressed in foreign currencies are as set forth below:

	December 31, 2002
	US Dollar	British Sterling	Swiss Francs	Japanese Yen	Other foreign currencies	Total	% of total assets/ liabilities

	(In millions of Euro)%
Assets	8 011.2	583.9	107.1	121.9	2 603.6	11 427.7	25.1%
Liabilities	7 157.9	643.5	69.3	144.8	2 125.6	10 141.1	23.3%

Net assets/(liabilities)	853.3	(59.6)	37.8	(22.9)	478.0	1.286.6
Forward foreign currency position	179.7	68.2	15.5	20.5	116.9	400.8

Total foreign currency position	1 033.0	8.6	53.3	(2.4)	594.9	1 687.4

Total foreign currency position is represented by:
– Investment position(1)	8.2	0.1	65.4	—	190.6
– Trading position(2)	1 024.8	8.5	(12.1)	(2.4)	404.3
– Reinsurance accounts	—	—	—	—	—

(1)	Foreign currency investment position represents medium or long-term investments in subsidiaries expressed in foreign currencies.
(2)
Foreign exchange trading position in each currency represents the net open position, considering that the Group subsidiaries managed their currency exposure hedging their positions against functional currencies and not against the currency in which the Group financial statements are presented.

NOTE 33 — SECURITISATION TRANSACTIONS

a)	Securitisation of loans and advances to customers

Lusitano No. 1, Limited

In August 1999, BES entered into an agreement to securitise consumer loans carried in its books at EUR 250 million through Lusitano No. 1 Limited. BES sold the consumer loans, with no gain or loss recorded in the statement of income, to Lusitano No. 1 Limited, which raised the necessary funds through the issue in capital markets of senior and junior Notes secured on those assets. The issue terms of the Notes include provisions that their holders have no recourse to BES or any other Group company. The Group does not support any credit loss in excess of cash collateral deposited with Lusitano No. 1 Limited in amounts, which cannot exceed 5% of the nominal amount of the consumer loans transferred. Lusitano No. 1 Limited’s only activity is to hold the consumer credit portfolio purchased from BES. The payment of capital and interest relating to the bonds issued by this entity will rely exclusively on this portfolio and on the collateral deposited by BES. Through the purchase of residual certificates issued by Lusitano No. 1 Limited, BES became entitled to the residual value of this entity’s assets, after liabilities towards the bondholders have been settled. The interest paid quarterly on these residual certificates is recognised as income of the period.

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Other information relating to this securitisation can be summarised as follows:

a)	Securities issued by Lusitano No. 1 Limited
	Senior	Junior	Residual certificates

Rating
– Fitch	AAA	A	—
– Moody’s	Aaa	A2	—
– Standard & Poor’s	AAA	A	—
Amount (millions of Euro)	233.7	16.3	—
Coupon interest rate	Euribor 3m + 0.36% pa	Euribor 3m + 0.75% pa	Excess spread
Redemption	Up to September 2007	Up to September 2007	Until September 2007
Securities held by BES Group	No record	No record	No record

b)	Commitments retained by BES Group:

•	Cash reserve: EUR 5.8 million, recorded in Other assets

•	Liquidity lines and guarantees: not applicable

c)	Provisions:

•	Provisions in the amount of EUR 1.7 million were recorded in accordance with Instruction no. 27/2000 of Bank of Portugal (see Note 5), and are classified under unrealised losses recorded (see Note 5).

d)	Intervening entities:

•	Purchasers of credits:	Lusitano No. 1 Limited and Deutsche Bank (Portugal);

•	Manager of credits:	BES

Lusitano Finance No. 2, Plc

In April, 2002, BES Group entered into the third securitisation transaction, having sold to Lusitano Finance no.2 Plc Company a portfolio of loans, in the global amount of EUR 450.0 million, composed of two portfolios, a consumer loans portfolio, recorded in BES accounts, in the amount of EUR 150.0 million and a leasing portfolio, recorded in BESLEASING Mobiliária accounts, in the amount of EUR 300.0 million.

At the time of the sale, no gains or losses were recorded both by BES or BESLEASING Mobiliária. Lusitano Finance no. 2 Plc Company financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of loans acquired. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES and BESLEASING Mobiliária cannot be made responsible for any amounts of non-performing of the loans portfolio sold exceeding the face value of Class D notes issued by Lusitano Finance no. 2 Plc for the purposes of setting up a collateral deposit. This collateral deposit will assume the maximum value of 4.5% of the nominal value of the loan portfolio acquired.

Lusitano Finance no. 2 Plc Company’s only activity is to hold the loan portfolio acquired to BES and BESLEASING Mobiliária and the payment of principal and interest of the bonds issued by this entity will depend exclusively of the portfolio and the collateral deposit made with the issue of Class D notes acquired by BES and

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

BESLEASING Mobiliária. The Class D notes give to its holders the right to receive on a quarterly basis, the excess spread calculated by Lusitano Finance no2. Plc, after having paid the liabilities arising from the other notes and after having deducted the operational costs. This excess spread is estimated and is recognised on an accrual basis in the financial statements of BES and BESLEASING Mobiliária.

A provision amounting to EUR 1.7 million to cover the cash reserve was calculated and booked in accordance with Instruction no. 27/200 of the Bank of Portugal.

This securitisation transaction also presents the following features:

a)	Securities issued by Lusitano Finance No. 2 Plc
	Class A	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AA	A–	—
– Moody’s	Aaa	Aa2	A2	—
– Standard & Poor’s	AAA	AA	A–	—

Face value (EUR million)	409.7	11.3	29.0	20.3

Coupon rate/return	Euribor 3m +0.27% pa	Euribor 3m + 0.45% pa	Euribor 3m + 0.83% pa	“Excess spread”

Reimbursement	Until Apr/2010	Until Apr/2010	Until Apr/2010	Until Apr/2010
Securities held by BES Group:
Book value (EUR million)	—	—	—	20.3

b)	Commitments retained by the Group:

•	Class D up to EUR 20.3 million, accounted for as Investment securities available for sale (see Note 5).

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•
Provisions for securities in the amount of EUR 4.6 million were recorded, in accordance with Instruction no. 27/2000 of Bank of Portugal, and are classified under unrealised losses recorded (see Note 5).

d)	Entities involved:

•	Purchasers of credits: Lusitano Finance No. 2 Plc and BNP Paribas (Portugal);

•	Manager of credits: BES and BESLEASING MOBILIÁRIA.

Lusitano Mortgages No. 1, Plc

In December 2002, BES Group performed the fourth securitisation transaction, having sold to Lusitano Mortgages No. 1 fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Navegator, SGFTC, SA, a mortgage portfolio in the amount of EUR 1.000.0 million that was recorded in BIC’s balance sheet.

At the time of the sale, no gains or losses were recorded by BIC. Lusitano Mortgages No. 1 Fund financed this acquisition through the issue of participation units[JNM1], entirely subscribed by Lusitano Mortgages No. 1,

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any amounts of non-performing loans portfolio sold exceeding the face value of Class F acquired by BIC and issued by Lusitano Mortgages No. 1, Plc with the objective of setting up collateral deposit (cash reserve). The face value of this note will have a maximum value of 1% of the portfolio sold.

Lusitano Mortgages No. 1 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 1, Plc only activity is holding the participation units in Lusitano Mortgages No. 1 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F acquired by BIC. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, is accrued and recognised in BIC’s statement of income.

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 1 Plc
	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BB	—
– Moody’s	Aaa	Aa3	A2	Baa2	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Face value
(EUR million)	915.0	32.5	25.0	22.5	5.0	10.0
Coupon rate/return	Euribor 3m + 0.28% pa	Euribor 3m + 0.48% pa	Euribor 3m + 0.65% pa	Euribor 3m + 1.35% pa	Euribor 3m + 3.90% pa	“Excess spread”
Reimbursement	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035
Securities held by BES Group:
Book value (EUR million)	—	—	—	—	—	13.3

b)	Commitments retained by the Group:

•	Class F note accounted for under Investment securities available for sale.

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•
Provisions for securities in the amount of EUR 9.9 million were recorded, in accordance with Instruction no. 27/2000 of Bank of Portugal (see Note 5), and are classified under unrealised losses recorded (see Note 5).

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 1 Fund;

•	Fund manager of Lusitano Mortgages No. 1: Navegator, SGFTC, SA

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 1 Plc;

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Deutsche Bank (Portugal), SFE Madeira.

b)	Securitisation of securities

Lusitano Global CDO No. 1, Plc

During the second half of 2001, BES Group performed a securitisation transaction of domestic bonds and euro bonds, having sold to Lusitano Global CDO n. 1 Plc a portfolio of securities, whose book value was EUR 1 144.3 million. These securities were recorded in the investment portfolio of BES Group. Lusitano Global CDO n. 1 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of securities. The holders of the bonds have no right of recourse, in accordance with the terms of the issue.

BES Group cannot be made responsible for any amounts of non-performing of the portfolio sold exceeding the face value of Class D and the cash reserve that was acquired and set up by BES. The face value of this note will have a maximum value of 9.6% of the face value of the note sold.

Lusitano Global CDO No. 1 Plc’s only activity is the ownership of the portfolio acquired from BES Group and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio and of Class D that includes the cash reserve acquired by BES Group. This Class D note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Global CDO No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C and its operational costs, which, when possible to be estimated, is accrued and recognised in BES Group statement of income.

This securitisation operation also presents the following features:

a)	Securities issued by Lusitano Global CDO No. 1 Plc
	Class A1	Class A2	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AAA	AA	A	—
– Moody’s	Aaa	Aaa	Aa1	A1	—
– Standard & Poor’s	AAA	AAA	AA	A+	—
Face value
(EUR million)	350.0	623.8	42.3	25.2	103.0
Coupon rate / return	Euribor 3m + 0,25% pa	Euribor 3m + 0,45% pa	Euribor 3m + 0,65% pa	Euribor 3m + 1,10% pa	Excess spread until 10%
Reimbursement	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015
Securities held by BES Group:
Book value (EUR million)	7.3	0.5	—	15.3	100.0

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ESPÍRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2002 — Continued

b)	Commitments retained by the Group:

•	Class D notes on the maximum amount of EUR 110.0 million, accounted for as Investment securities available for sale.

•	The Group also holds 7 255 Class A1 notes, 500 notes Class A2 notes and 15 300 Class C notes, also accounted for as Investment securities available for sale.

•	Liquidity lines and guarantees: non-applicable.

c)	Entities involved:

•	Acquirer: Lusitano CDO No.1, Plc and Deutsche Bank Portugal;

Securities acquired by the Group following securitisation transactions are accounted for under Investment securities available for sale and are stated net of unrealised losses recognised in compliance with the Bank of Portugal Instruction no. 27/2000.

NOTE 34 — SUBSEQUENT EVENTS

New provisions regulation applicable in 2003

The Bank of Portugal published on 30 January 2003, Regulation no. 8/2003 that establishes new rules to set up provisions for Loans and advances to customers. In accordance with this regulation, there were changes in the method of setting up provisions for loans overdue, depending on the type of guarantee, and the application of minimum levels of provisioning. The concept of doubtful credits was also reformulated as a function of the initial maturity of the loan and of the probability given to future defaults.

For provisions for general credit risks, a new risk class was introduced, in mortgage loans. The rate applicable is now 0.5% instead of 1%. Provisions released as a consequence of this change have to be reallocated to reinforce the provisions for specific credit risk.

The Group is currently performing an analysis in order to determine the impact of the application of this regulation, and management believes that the impact will not be significant in the 2003 financial statements.